Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Annual General Meeting of Shareholders, or the Meeting, to be held on Sunday, October 21, 2018 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect four directors for terms expiring at our 2019 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To approve the terms of employment of Mr. Roy Hess, our company’s Chief Executive Officer;

3.
To approve the terms of the share purchase agreement by and between our company and Alpha Capital Anstalt, or Alpha Capital, and the transactions contemplated thereby and related thereto, including the adoption of amended and restated articles of association and the amendment to our memorandum of association, which include the creation of a new class of preferred shares, and the appointment and terms of service of two directors nominated by Alpha Capital; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

        In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Wednesday, September 12, 2018 are entitled to notice of and to vote at the Meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, September 14, 2018.

The approval of the election of directors in Item 1 and the proposals set forth in Items 2 and 4 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.  The approval of the proposals set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement.  The approval of the proposals set forth in Item 3 requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than September 14, 2018.   Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than October 11, 2018.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

September 7, 2018

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Sunday, October 21, 2018, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of four directors for terms expiring at our 2019 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) the approval of the terms of employment of Mr. Roy Hess, our company’s Chief Executive Officer; (iii) the approval of the terms of the share purchase agreement by and between our company and Alpha Capital Anstalt, or Alpha Capital, and the transactions contemplated thereby and related thereto, including the adoption of amended and restated articles of association and the amendment to our memorandum of association, which include the creation of a new class of preferred shares, or the Alpha Private Placement and the Amended and Restated Articles, and the appointment and terms of service of two directors nominated by Alpha Capital; and (iv) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018, and the authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of the directors and each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, as of the close of business on Wednesday, September 12, 2018, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of September 6, 2018, there are 3,294,323 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (⅓) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the election of directors in Item 1 and the proposals set forth in Items 2 and 4 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.  The approval of the proposals set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement.  The approval of the proposals set forth in Item 3 requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting. Our review and discussion of our auditor’s report and consolidated financial statements for the year ended December 31, 2017 does not require a vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

For information relating to the security ownership of certain beneficial owners and management, please see Item 3 of this Proxy Statement.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018, or the 2017 Annual Report.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of six directors, including two outside directors appointed in accordance with the Israeli Companies Law, 5759-1999, as amended from time to time, including any regulations, orders and rules promulgated thereunder, or the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current four directors who is not an outside director, Messrs. Haim Mer, Roger Challen, Steven J. Glusband and Yaacov Goldman, to hold office until our 2019 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2017 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office.  Messrs. Adi Orzel and Tzvika Friedman, who were elected as directors at our 2017 annual general meeting of shareholders resigned their position as directors effective March 31, 2018 and June 19, 2018, respectively.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300 and to Mr. Yaacov Goldman an annual fee of NIS 30,500 (currently approximately $8,428) and a per meeting attendance fee of NIS 1,700 (currently approximately $470).  Mr. Haim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, is entitled to receive $7,000 per month, however, commencing December 2017, Mr. Mer on a voluntarily basis temporarily deferred 50% of his monthly fee and is currently being paid a monthly fee of $3,500. The directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.  Should Mr. Mer cease to serve as our Chairman of the Board or cease to provide active Chairman services to our company, we will pay Mr. Mer an annual fee and a per meeting attendance fee equal to the fees we pay to Mr. Goldman.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Haim Mer (70) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Roger Challen (72) has served as a director since April 1, 2009. Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions. Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields. Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market. Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc. and Data Distributors, Inc., all of which are private companies. Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative. During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements. Earlier this year Mr. Challen received a Governor’s Citation from Massachusetts Governor Charlie Baker for outstanding contribution to the Commonwealth of Massachusetts, enabling the Commonwealth to continue to provide food for 17,500 people. Mr. Challen holds a B.A. degree in Economics and Mathematics from Yale University.

Steven J. Glusband (71) has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (62) has served as a director since May 2004 and is a member of our audit committee and compensation committee. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, Can-Fite Biopharma Ltd., Avgol Industries 1953 Ltd. and Fattal Properties (Europe) Ltd.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd.  Until July 2010, Mr. Goldman served as a director of Bank Leumi Le’Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Until December 2014, Mr. Goldman served as a director of Proteologics Ltd.  Until May 2016, Mr. Goldman served as a director of Isrotel Ltd. and Cellect Biomed Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

II.  APPROVAL OF TERMS OF EMPLOYMENT OF ROY HESS, OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Background

The Israeli Companies Law requires that the terms of employment of our Chief Executive Officer, or the CEO, be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Israeli Companies Law.  Our Board of Directors approved the appointment of Mr. Roy Hess as our CEO in October 2017 and our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Hess, recommended that our shareholders approve the proposed terms of employment of Mr. Hess, and believe such terms of employment are for the benefit of the Company.

In connection with the approval of the terms of employment of Mr. Hess upon his appointment as our CEO, our Compensation Committee and Board of Directors resolved to utilize a relief provided by Regulation 1B4 under the Israeli Companies Regulations (Relief in Related Party Transactions), 5760-2000, providing that Israeli public companies will be exempt from the requirement to approve the terms of employment of a CEO by the company’s general meeting during the period from the commencement of employment of the CEO and the date of the next general meeting of the company’s shareholders. As this is the first general meeting of our shareholders since the commencement of employment of Mr. Hess, his terms of employment are presented to our shareholders for their approval.

The following is a brief biography of Mr. Hess:

Roy Hess (56) has served as our Chief Executive Officer since October 2017. Mr. Hess is a seasoned executive with over 20 years of experience building successful global businesses in the telecom and communication solutions and services sector. Prior to joining MTS, Mr. Hess served as the General Manager of Bioness Neuromodulation Ltd., a provider of medical devices, from 2012. Prior to that, Mr. Hess served as the CEO of Gilat Satcom Systems Ltd., a publicly traded company, from 2007 until 2011, as the VP Business Development of C. Mer Industries Ltd. and the CEO of Mer Inc. from 2003 until 2007 and as the President of Mer Telemanagement Solutions Inc. from 1996 until 2003. Mr. Hess holds a B.Sc. degree in Physics and Computer Science from Ben Gurion University and M.B.A. degree from Tel Aviv University.

General

When discussing the proposed terms of employment of Mr. Hess, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Hess’s qualifications and expertise, including his track record and knowledge of the industries in which we are active; (b) Mr. Hess’s expected contribution to the growth of our company’s business; (c) benchmark data concerning the compensation packages of chief executive officers of public companies with similar attributes to MTS, including the compensation package of our former CEO; (d) the ratio between the cost of Mr. Hess’s terms of employment to the cost of employment of the other employees of our company, specifically to the average and median cost of employment of our other employees and (e) the compliance of the proposed terms of employment with our company’s compensation policy for directors and officers, or the Compensation Policy.

The terms of employment of Mr. Hess are as follows:

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Monthly Salary and Benefits: A base monthly salary of NIS 75,000 (approximately $21,500) In addition, Mr. Hess is entitled to twenty-four (24) vacation days per year and to sick leave and recuperation pay in accordance with applicable law. Mr. Hess agreed to be subject to Section 14 of the Israeli Severance Pay Law and in connection with this arrangement we will contribute: (a) an amount equal to 8.33% of Mr. Hess’s fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment, (b) in connection with manager’s insurance payments – (i) an amount equal to not less than 5% of a portion of Mr. Hess’s fixed monthly salary, or the Manager’s Insurance Portion, plus (ii) the lower of: (1) up to 2.5% of the Manager’s Insurance Portion or (2) an amount required in order to ensure 75% of Mr. Hess’s salary the Manager’s Insurance Portion, for disability insurance, and (c) in connection with pension fund payments – an amount equal to 6.5% of Mr. Hess’s fixed monthly salary (after deduction of the Manager’s Insurance Portion). We  also contribute 7.5% of Mr. Hess’s fixed monthly salary, up to the tax ceiling, to an education fund;

•	Travel and Other Expenses: Mr. Hess is entitled to reimbursement of travel and other business expenses based on our policies and to NIS 300 per month for travel expenses;

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Option Grant: Mr. Hess received a grant of options to acquire 116,667 ordinary shares under our 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting.  The condition to vesting will be fulfilled in the event the closing price of our ordinary shares is equal to or higher than a price per share of $4.5 for a consecutive period of three months.  The exercise price per share of the options is equal to $2.16 (the closing price per share of our ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of our Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if Mr. Hess does not continue to serve as the CEO of the company (or is released during the six month period following the closing of the transaction), 50% of all of Mr. Hess’s unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan.

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Term and Termination: During the first six months of employment, Mr. Hess is required to provide, and will be entitled to receive, a two-month prior resignation or termination notice, as the case may be; provided, however, that under certain circumstances, including a material breach by Mr. Hess of his employment agreement, we may terminate the employment agreement without notice. Following the first six months of employment, such period will be extended to three months; and

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Indemnification and Liability Insurance: Mr. Hess will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy, whose terms were recently approved in connection with our 2017 annual general meeting of shareholders.

Required Vote

Pursuant to the Israeli Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms of employment of Mr. Roy Hess as set forth in the Proxy Statement, be and hereby are ratified and approved, and to confirm that they are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

III. APPROVAL OF THE ALPHA PRIVATE PLACEMENT
(Item 3 on the Proxy Card)

At the Meeting, we will propose the approval of the Share Purchase Agreement executed between our company and Alpha Capital on September 6, 2018, or the Alpha Capital SPA, which provides for, among other things, a private placement of our newly created preferred shares, or the Preferred Shares, to Alpha Capital for an aggregate initial consideration of $1,500,000.  As more fully detailed below, the Alpha Capital SPA and related transactions were approved by our Audit Committee and Board of Directors.

The description in this Proxy Statement of the Alpha Capital SPA and the Amended and Restated Articles is subject to, and is qualified in its entirety by reference to, the Alpha Capital SPA, attached hereto as Appendix A and the Amended and Restated Articles, attached hereto as Appendix B.  We recommend that you read the Alpha Capital SPA and the Amended and Restated Articles carefully in their entirety.

Background

On May 7, 2018 we received a NASDAQ Staff Determination letter indicating that we failed to comply with the continued listing requirement that we maintain either a minimum  of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and that the Staff was reviewing our eligibility for continued listing on The  NASDAQ Capital Market.  In accordance with NASDAQ Marketplace Rule 4320(e)(2)(D), we received 45 calendar days, or until June 21, 2018, to submit a plan to regain compliance.

As part of our efforts to regain compliance and improve our company’s cash position, we were introduced to Alpha Capital by a third party.  On May 3, 2018, we received a draft term sheet for an investment of $1.5 million in preferred shares. Our management and representatives of Alpha Capital negotiated the term sheet during May and early June 2018 and our Board of Directors discussed the proposed term sheet in meetings held on June 14, June 17 and June 18, 2018.  In addition, during June 2018, we approached Alpha Capital in order to see whether it would be interested in investing $200,000 in our ordinary shares in order to improve our immediate cash position and Alpha Capital invested this amount in our ordinary shares pursuant to a share purchase agreement dated June 20, 2018, or the Alpha Capital June SPA. For more information concerning the Alpha Capital June SPA, see below.  The term sheet in connection with the Alpha Capital SPA, or the Alpha Capital Term Sheet, was executed on June 20, 2018.

On June 21, 2018, we submitted our plan to regain compliance with the minimum stockholders’ equity requirement set forth in NASDAQ Marketplace Rule 4320(e)(2)(B).  Our plan to regain compliance is based in part on various cost-cutting measures, including a reduction in number of personnel that was implemented in the second quarter of this year and other steps to regain profitability in 2018.  In addition, we notified NASDAQ that we entered into the Alpha Capital Term Sheet and the Alpha Capital June SPA, for an aggregate investment in our equity of $1,700,000.

NASDAQ rules provide that if a plan to regain compliance is accepted, the Staff can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. On July 27, 2018, the Staff granted us an extension of time to regain compliance with Rule 4320(e)(2)(B) until November 5, 2018.

During July, August and early September 2018, Alpha Capital performed a due diligence of our company and we negotiated the terms of the Alpha Capital SPA, the Amended and Restated Articles and other ancillary documents.  On September 3 and 6, 2018, our Audit Committee and Board of Directors, respectively, approved the Alpha Capital SPA and related transactions, subject to receipt of the approval of our shareholders.

To our knowledge, Alpha Capital has invested in a wide portfolio of businesses, and it may in the future propose that we consider acquiring one or more of such businesses, or other business in which Alpha Capital has no current interest, but there are no present arrangements or concrete understandings for us to do so.

The Alpha Capital Private Placement

General

Alpha Capital will acquire our company’s newly created preferred shares in consideration for an investment of $1.5 million.

Price Per Share

The price per share, or the Price Per Share, to be paid by Alpha Capital is $1.14 per Preferred Share.  The Price Per Share was determined based on a discount of 15% on the volume weighted average price of our ordinary shares on the NASDAQ Capital Market for the three trading days preceding the signing of the Alpha Capital Term Sheet.

Greenshoe Option Granted to Alpha Capital

The Alpha Capital SPA provides Alpha Capital an option to acquire additional preferred shares with an aggregate subscription price equal to up to 100% of Alpha Capital’s initial investment in the preferred shares of our company (i.e., $1,500,000), at the Price Per Share, for a period ending on the twelve-month anniversary of the Alpha Capital SPA Closing Date, or the Closing Date.

Representations and Warranties; Indemnification

The Alpha Capital SPA includes customary representations and warranties of our company and of Alpha Capital, including, among others, our company’s representations with respect to organization and qualification, enforcement, no conflicts, filings, consents and approvals, capitalization, SEC reports and financial statements and material changes.  The representations and warranties survive the Closing Date for a period of three years.

The Alpha Capital SPA includes an undertaking of our company, subject to certain conditions and limitations, to indemnify and hold Alpha Capital and its directors, officers, shareholders, members, partners, employees and agents, each person who controls Alpha Capital, and the directors, officers, shareholders, agents, members, partners or employees of such controlling persons, each, a Purchaser Party) harmless from certain losses that they may suffer or incur directly as a result of or relating to (a) any material breach of any of the representations, warranties, covenants or agreements made us in the Alpha Capital SPA and certain related documents, or (b) subject to certain exceptions, any action instituted against them in any capacity, or any of them or their respective Affiliates, with respect to any of the transactions contemplated by the Alpha Capital SPA and related documents, by any of our shareholders who is not an affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Alpha Capital SPA and certain related documents.

Rights Granted to Alpha Capital under the Alpha Capital SPA in connection with Certain Future Issuances of our Securities and Limitations on Future Issuances of our Securities

The Alpha Capital SPA provides Alpha Capital with several rights in connection with certain future issuances of our securities and includes certain limitations on future issuances of our securities, which include the following:

•
Right of First Negotiation – from the Closing Date until the earlier of (x) such date that is the thirty-six (36) month anniversary of the Closing Date, or (y)  such time that less than 219,298 shares of Preferred Shares are held by Alpha Capital, Alpha Capital has a right of first negotiation with respect to any contemplated issuance by our company or our subsidiaries of ordinary shares or Ordinary Share Equivalents (as such term is defined in the Alpha Capital SPA) for cash consideration, debt, or a combination of units thereof.

•
Right of Participation – from the Closing Date until the later of (i) such date that is the twelve (12) month anniversary of the Closing Date, or (ii) if the Greenshoe option (as described above) is fully exercised, then such date that is the twelve (12) month anniversary of the Greenshoe closing, upon any issuance of our ordinary shares or Ordinary Share Equivalents, Alpha Capital has the right to participate in such financing in an amount equal to up to 100% of the amount of such subsequent financing.

•
Subsequent Equity Sales – from the Closing Date until 60 days from the Closing Date, neither us nor any of our subsidiaries shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents, other than certain exceptions, without Alpha Capital’s prior written consent.

•
Prohibition on Variable Rate Transactions – the Alpha Capital SPA includes a prohibition on our company and our subsidiaries against issuing ordinary shares or Ordinary Share Equivalents involving a Variable Rate Transaction (as such term is defined in the Alpha Capital SPA) or granting such rights to existing ordinary shares or Ordinary Share Equivalents without the prior written approval of Alpha Capital.  This prohibition is valid from the Closing Date until the earlier of (x) such date that is the thirty-six (36) month anniversary of the Closing Date, or (y) such time that less than 219,298  Preferred Shares are held by Alpha Capital.

•
Prohibition on Issuances of Securities with Anti-Dilution Provisions – the Alpha Capital SPA includes a prohibition on our company, subject to certain exceptions, against issuing ordinary shares or Ordinary Share Equivalents that include anti-dilution provisions or provide anti-dilution rights to existing ordinary shares or Ordinary Share Equivalents. This prohibition is valid from the Closing Date until the earlier of (x) such date that is the thirty-six (36) month anniversary of the Closing Date, or (y)  such time that less than 219,298 Preferred Shares are held by Alpha Capital.

•
Most Favorable Nation – the Alpha Capital SPA includes a “most favorable nation” clause, providing that until As of the Closing Date, and until the earlier of (x) such date that is the thirty six (36) month anniversary of the Closing Date, or (y) such time where Alpha Capital ceases to hold at least 219,298 Preferred Shares, if our company engages in any future financing transactions, subject to certain exceptions, Alpha Capital will have the right to determine that the terms of the subsequent investment are preferable to the terms of the Alpha Capital SPA and thereafter the Alpha Capital SPA will be amended and restated to be identical to the instruments evidencing the subsequent investment.

Shareholders Meeting

The Alpha Capital SPA includes an undertaking by our company to use reasonable best efforts to publish a notice and proxy statement in connection with a shareholders meeting that will be asked to provide the approval required under the Eighth Part of the Israeli Companies Law within ten business days of receipt of a written request from Alpha Capital.  The Company shall use its reasonable best efforts to obtain the Eighth Part Shareholder Approval.  The Alpha Capital SPA further provides that if we do not obtain the Eighth Part Shareholder Approval at the first meeting, we shall call three additional meetings every 45 days thereafter to seek Eighth Part Shareholder Approval until the earlier of the date Eighth Part Shareholder Approval is obtained or until Alpha Capital withdraws its request in writing.  The Eighth Part of the Israeli Companies Law governs and regulates the acquisition of certain “control stakes” (e.g., shares granting 25% or more of the aggregate voting rights at a general meeting) in Israeli public companies where there are no other holders of a “control stake” in a company.

Conditions to Closing

The closing of the Alpha Capital SPA is subject to various customary closing conditions, including the approval of our shareholders.  The closing of the Alpha Capital SPA is also conditioned upon our Board of Directors consisting of five directors as of the Closing Date, of which two are the board appointees of Alpha Capital (as more fully detailed below), two are our outside directors and one is a currently serving Board member.

Closing Date

The closing of the Private Placement is scheduled for October 23, 2018, or at such other date, time and place as we and the investors participating in the Private Placement may mutually agree.

Use of Proceeds

The Alpha Capital provides that we will use the net proceeds from the investment thereunder for our working capital and general corporate purposes and that we shall not use such proceeds (a) for twelve (12) months following the Closing Date - for the satisfaction of any portion of our or our subsidiaries’ debt (other than payment of trade payables in the ordinary course of the Company’s and its Subsidiaries’ business and prior practices), (b) for the redemption of any Ordinary Shares or Ordinary Share Equivalents, (c) for the settlement of any outstanding litigation, or (d) in violation of FCPA or OFAC regulations.

Appointment of Board Members; Structure of our Board of Directors Post Closing of the Alpha Capital SPA

The Alpha Capital SPA provides that effective as of the Alpha Capital SPA Closing Date, our Board of Directors shall consist of five members, four of which will be independent directors for NASDAQ corporate governance purposes.  The Alpha Capital SPA further provides that we will appoint two directors selected by Alpha Capital to serve on our Board of Directors commencing on the Alpha Capital SPA Closing Date and ending on the first general meeting of our shareholders to take place following the lapse of two years from the Alpha Capital SPA Closing Date.  As more fully detailed below, the appointment of the two Alpha Capital board nominees and the proposed Amended and Restated Articles, which include Alpha Capital’s rights in connection with the appointment of these board members, are presented to our shareholders for approval at the Meeting.

Registration Rights

The Alpha Capital SPA provides Alpha Capital with “piggyback” registration rights with respect to ordinary shares issued upon conversion of the preferred shares that will be held by Alpha Capital.

Lock-Up Agreements

The Alpha Capital SPA requires as a condition to Closing that our directors, officers, and shareholders that, to our knowledge, hold 6% or more of our outstanding shares enter into lock-up agreements covering our ordinary shares held by them, which will be effective for a period of nine months following the Closing Date.  Therefore, we expect that Messrs. Mer and Challen will enter into lock-up agreements.

Liquidated Damages

The Alpha Capital SPA includes provisions that may obligate us to pay Alpha Capital liquidated damages in the future in connection with certain delays in removal of restrictive legends from ordinary shares held by Alpha Capital and certain failures of our company to satisfy the current public information requirement of Rule 144(c) promulgated under the Securities Act of 1933, as amended.

Assignment of Rights under the Alpha Capital SPA

Alpha Capital may assign its rights under the Alpha Capital SPA (other than its board appointment rights) to any person to whom Alpha Capital assigns or transfers all of its preferred shares, provides that such transferee agrees in writing to be bound by the provisions of the Alpha Capital SPA.

Termination

The Alpha Capital SPA may be terminated by Alpha Capital by written notice to us if the Alpha Capital SPA Closing Date has not occurred on or before December 31, 2018.

Effect of the Initial Issuance of Preferred Shares pursuant to the Alpha Capital SPA on Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of (i) September 6, 2018 and (ii) October 30, 2018, assuming the Alpha Private Placement is consummated, concerning (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) Alpha Capital, and (iii) all directors and executive officers as a group.  This table does not take into account the exercise by Alpha Capital of its greenshoe option or any other future investments by, or issuances of equity to, Alpha Capital pursuant to the Alpha Capital SPA and the Amended and Restated Articles.

	Prior to Closing		Following the Closing
Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(3)
Haim Mer and Dora Mer(4)	540,641	16.41%	540,641	15.6%
Roger Challen(5)	437,068	13.27%	437,068	12.6%
Alpha Capital (6)	175,439	5.3%	345,380	9.99%
Steven J. Glusband	1,168	*	1,168	*
Yaacov Goldman	--	--	--	--
Eytan Barak	--	--	--	--
Varda Trivaks	--	--	--	--
All directors and executive officers as a group (8 persons)	978,877	30%	540,641	12.61%
* less than 1%
_______________________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 3,118,884 ordinary shares (excluding 1,800 ordinary shares held as treasury stock) issued and outstanding as of September 5, 2018.

(3)
The percentages shown are based on 3,294,323 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,315,789 preferred shares to be outstanding immediately following consummation of the Alpha Private Placement.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(5)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(6)
Based on holdings by Alpha Capital of 175,439 ordinary shares and 1,315,789 newly created preferredshares, convertible and including voting rights subject to a 9.99% blocker as more fully described below.Konrad Ackermann has sole voting and investment control over Alpha Capital.

Terms of the Alpha Capital June SPA

The Alpha Capital June SPA provides Alpha Capital with, among other rights, “piggyback” registration rights and a most favored nation right, which also applies in the event Alpha Capital makes a subsequent investment in our company in the twelve month period after the closing date of the Alpha Capital June SPA.

Amended and Restated Articles

The Alpha Capital SPA includes, as a condition to closing the transactions contemplated by the Alpha Capital SPA, a requirement that we adopt the Amended and Restated Articles.  As noted above, the proposed Amended and Restated Articles are attached hereto as Appendix B.

The Amended and Restated Articles amend our current Articles, which were drafted based on the Israeli Companies Ordinance [New Version], 1983.  In addition to changes required in connection with the Alpha Capital SPA as noted below, the Amended and Restated Articles differ from our current Articles in connection with various issues, including, among others:

•
Changing the quorum required for shareholders meetings from two or more shareholders holding more than one third of the voting rights of our company to two or more shareholders holding more than 25% of the voting rights of our company in general meetings;

•
Including amendments and updates to the provisions concerning notices of general meetings (including, but not limited to, reducing the minimal notice period from twenty one (21) days to fourteen (14) days and providing that a notice published in one international wire services shall be deemed to have been duly given on the date of such publication);

•	Amendments to the indemnification and insurance provisions in order to align them with the current provisions of Israeli law; and

•
Providing that a merger will require the approval of a simple majority rather than the current requirement that a merger be approved by a majority of 75% of the shareholders participating and voting on the matter for purposes of approval of a merger.

The Amended and Restated Articles further include amendments required in connection with the Alpha Capital SPA as follows:

•
An increase and change of our authorized share capital from NIS 200,000.01 divided into 6,666,667 ordinary shares, par value NIS 0.03 each, to NIS 600,000 divided into 17,000,000 ordinary shares, par value NIS 0.03 each, and 3,000,000 preferred shares, par value NIS 0.03 each. This increase and change of our authorized share capital also requires similar amendments to our Memorandum of Association, which are included in the proposed resolutions set forth below;

•
The creation of a new class of preferred shares, with the preferences, rights and privileges included in the Amended and Restated Articles, including Exhibit A thereto, which include equal rights to receive dividends and to participate in the distribution of our company’s assets upon liquidation or winding-up (on an as-converted basis, pari-passu with our ordinary shares), conversion into our ordinary shares (on a one-for-one basis subject to certain adjustments), a Beneficial Ownership Limitation (as such term is defined in Exhibit A of the Amended and Restated Articles) of 9.99% and the right to vote and participate in general meetings of our shareholders, on an as-converted basis, up to and subject to the Beneficial Ownership Limitation;

•
Price per share protection rights to Alpha Capital – providing that from the Alpha Capital SPA Closing Date and until 36 months from the Closing Date, if and whenever we issue or sell ordinary shares or Ordinary Share Equivalents at a price per ordinary share that is less than the per ordinary share purchase price in the Alpha Capital SPA then, other than with respect to certain exceptions, the conversion price of the Preferred Shares will be reduced to such lower price per share; provided, however, that in no event shall the conversion price become lower than the greater of (i) US$0.10 or (ii) 20% of the closing price on the Trading Day immediately prior to the date of the Alpha Capital SPA (each as adjusted for any subsequent stock splits, reverse splits and similar capital adjustments);

•
Board Appointment Rights and Number of Directors – the Amended and Restated Articles provide for Alpha Capital’s right to appoint directors as set forth above under “Appointment of Board Members; Structure of our Board of Directors Post Closing of the Alpha Capital SPA.” In addition, the Amended and Restated Articles provide that during the term of service of the directors nominated by Alpha Capital pursuant to the Alpha Capital SPA, we cannot increase the number of directors on our Board of Directors above five without Alpha Capital’s prior written consent; and

•
So long as any Preferred Shares are held by Alpha Capital, the Company shall not take any actions and/or adopt any resolutions in connection with the following matters, without the affirmative consent of Alpha Capital:

o
Any amendment, alteration or repeal of any provision of the Articles so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares, subject to certain exceptions.

o	Any increase to the number of members comprising the Board, during the Alpha Directors Service Term (as defined in the Articles).

o
Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the Company with or into another entity, subject to certain exceptions.

Appointment of Alpha Capital Directors and their Terms of Service

As noted above, the Alpha Capital SPA requires, as a condition to closing of the Alpha Private Placement, that three of our directors (who are not outside directors) resign their position from our Board of Directors and that Mr. Scott Burell and Mr. Isaac Onn be nominated and appointed as members of our Board of Directors effective as of the closing of the Alpha Private Placement.  We expect that Messrs. Glusband, Goldman and Challen will resign their position as a member of our Board of Directors effective as of the closing of the Alpha Private Placement.

Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office. At the Meeting, shareholders are being asked to elect each of Scott Burell and Isacc Onn, to hold office pursuant to the terms of our Amended and Restated Articles as set forth under “Amended and Restated Articles” above.

As noted under Item 1 above, we elect, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as a director.

Nominees for Election as Directors

Set forth below is information about each nominee, including age, principal occupation, business history, education and other directorships held.

Scott R. Burell (53) - Since August 2018, Mr. Burell is the Chief Financial Officer of Aivita Biomedical, Inc., an Irvine California-based immuno-oncology company focused on the advancement of commercial and clinical-stage programs utilizing curative and regenerative medicines.  From November 2006, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX), a publicly traded diagnostics laboratory, until it was acquired by Invitae Corporation (NYSE: NVTA) in November 2017. Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance and Controller since February 2001. From May 1999 to February 2001, Mr. Burell was the Controller for Network Commerce, Inc., (NASDAQ: SPNW), which was a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company, CollPlant Holdings Ltd., (NASDAQ: CLGN), an Israeli-based regenerative medicine company, and AgEagle Aerial Systems, Inc. (NYSE: UAVS), a U.S.-based agricultural drone company.  Mr. Burell obtained his Washington state CPA license in 1992 (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University.

Isaac Onn (66) is a member of Eitan Onn Law Offices in Tel Aviv, Israel. Mr. Onn served as the Chief Executive Officer and a partner of E.P.A. Fuel Services Ltd., from 2001 to 2008. Mr. Onn is also currently an outside director of CYBRA Corporation and a board member of ActiveCare Inc. (OTCMKTS: ACARQ), Intellect Neurosciences, Inc. (OTCMKTS: ILNS), Ness Energy of Israel, See World Satellites, Naturalnano, Inc. and Harrison Vickers & Waterman Inc.. Mr. Onn received his degree in marketing management from the Tel-Aviv College of Management and his LLB, Bachelor of Law degree from Ono Academic Law School in Israel. Mr. Onn is a member of the Israel Bar Association.

Proposed Terms of Service of Alpha Capital Directors

Subject to their election as members of our Board at the Meeting, and the Alpha Private Placement, each of the aforementioned Board nominees will be entitled to receive the same fees as our outside directors and to receive an indemnification undertaking in the form that was previously approved by our shareholders at our shareholders annual general meeting held during 2011 and will be included in our directors and officers liability insurance policy.  For more information concerning the terms of services of our other directors, see Item 1 above.

Audit Committee and Board of Directors Considerations and Recommendation

As noted above, our Board of Directors discussed the Alpha Capital Term Sheet in meetings held on June 14, 17 and 18, 2018.  Our Audit Committee and Board of Directors discussed the Alpha Capital SPA in meeting held on September 3, 2018 and September 6, 2018, respectively.   At these meetings, our Audit Committee and Board of Directors reviewed the circumstances and background of the Alpha Capital SPA, discussed the details of the Alpha Private Placement and considered our financial position and the alternative measures available to us that may assist in contributing to our equity and to our cash position, such as fund raising from other sources, potential mergers and other methods.

Our Audit Committee and Board of Directors approved, and recommended that our shareholders approve, the Alpha Private Placement, the Alpha Capital SPA and related documents, resolutions and actions.

In reaching their determinations, our Audit Committee and Board of Directors considered several factors and potential benefits of the Alpha Capital SPA and the Alpha Private Placement, including the following:

•
The continuance of the listing of our ordinary shares on the NASDAQ Capital Market is beneficial to our company and to our shareholders (raising funds, entering into certain M&A transactions, increased visibility, liquidity and analyst coverage) and that under the circumstances and the limited extension we were provided to regain compliance, this could be the only viable solution available in order to regain compliance with the NASDAQ’s equity-based continued listing requirements;

•
The funds that we received in connection with the Alpha Capital June SPA and that we are expected receive in connection with the Alpha Capital SPA will substantially improve our cash position (as of June 30, 2018, we held cash and cash equivalents in the amount of approximately $0.68 million (including the $200,000 received in connection with the Alpha Capital June SPA));

•	The process for implementing and closing the transactions contemplated under the Alpha Capital SPA is relatively simple and can be achieved relatively quickly;

•
The alternative equity raising alternatives, such as a rights offering, a public offering or a merger transaction would involve substantial expenses, including legal, accounting and due diligence expenses, which would result in an effective price per share that could be equal to or lower than the price per share to be paid in the Alpha Private Placement and are expected to take much longer, leaving us with very low cash reserve; and

•
In the event Alpha Capital or another holder of our preferred shares wishes to remove the Beneficial Ownership Limitation, based on current Israeli Companies Law, the holder of such preferred shares will be subject to the requirements of the Eighth Part of the Israeli Companies Law if such removal will result in an ownership of 25% or more of the voting rights in our company.

Our Audit Committee and Board of Directors also considered a variety of risks and other potentially negative factors concerning the Alpha Capital SPA and the Alpha Capital Private Placement, including the following:

•
The potential effect of certain rights granted to Alpha Capital on our ability to raise funds by issuing securities during the relevant periods set forth in the Alpha Capital SPA (such as the right of first negotiation, the right of participation, the prohibition on issuances involving variable rate transactions and the prohibition on issuance of securities with anti-dilution features);

•
The effect of the dilution on our shareholders holding ordinary shares as a result of the issuance of preferred shares to Alpha Capital and the other significant protections granted to Alpha Capital under the Alpha Capital SPA and the Amended and Restated Articles (including the green-shoe option at the Price Per Share, the price per share protection and the most favorable nation provision); and

•	The change in the structure of our Board of Directors as a result of the Alpha Capital Private Placement.

The aforementioned description is not intended to be exhaustive but rather only a summary of the material factors considered by our Audit Committee and Board of Directors in its discussions concerning the Alpha Capital SPA and the Alpha Private Placement. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Alpha Capital SPA and the Alpha Private Placement outweigh the potential negative factors. Our Audit Committee and Board of Directors approved and recommended the Alpha Capital SPA and the Alpha Private Placement and related documents and resolutions based upon the totality of the information presented to and considered by our Audit Committee and Board of Directors.

Required Vote

Pursuant to NASDAQ Stock Market Rule 5635(d), the Alpha Capital SPA and the transactions contemplated thereby require shareholders’ approval by the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter. Although the NASDAQ Stock Market Rules provide that we may elect to follow home country practices in connection with the requirements for shareholder approval and although we generally follow Israeli law and practice instead of certain requirements of the NASDAQ Stock Market Rules, our Board of Directors resolved to submit the Alpha Capital SPA to shareholder approval. However, we may in the future elect to choose home country practices in connection with issues requiring shareholder approval, including transactions similar to, or more material than, the Alpha Private Placement.

Under the Israeli Companies Law, the election of the Alpha Capital director nominees and the approval of their terms of service, which are in accordance with our compensation policy, require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

In addition, under the Israeli Companies Law, the adoption of the Amended and Restated Articles requires the following shareholders’ approval: (i) with respect to the amendments to our share capital and the provision relating to the majority required in order to approve future mergers, the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, and (ii) with respect to all other parts of the Amended and restated Articles, including the changes to the indemnification, insurance and exemption provisions (as we do not currently have an office holder who is also a controlling shareholder), the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.  The proposed changes to our Memorandum of Association relating to the changes to our share capital also require the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Alpha Capital SPA in the form attached as Appendix A to the Proxy Statement, the Alpha Private Placement and all related transactions are hereby approved and that this resolution is for the benefit of the company;

RESOLVED, to adopt the Amended and Restated Articles, in the form attached as Appendix B to the Proxy Statement, effective upon and subject to the closing of the Alpha Private Placement;

RESOLVED, to approve the proposed changes to the share capital and the amendment to the Memorandum of Association reflecting such changes, effective upon and subject to the closing of the Alpha Private Placement;

RESOLVED, to elect Mr. Scott Burrell as an Alpha Capital Director pursuant to the terms of the Amended and Restated Articles, effective upon and subject to the closing of the Alpha Private Placement;

RESOLVED, to elect Mr. Isaac Onn as an Alpha Capital Director pursuant to the terms of the Amended and Restated Articles, effective upon and subject to the closing of the Alpha Private Placement;

RESOLVED, to approve the terms of service of the Alpha Capital Directors as set forth in the Proxy Statement, effective upon and subject to the closing of the Alpha Private Placement, and to confirm that such terms of service are for the benefit of the company.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

IV.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

General

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2018, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.  With respect to fiscal year 2017, we paid Kost Forer Gabbay & Kasierer approximately $103,000 for audit services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2018, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

V. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2017 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our Annual Report on Form 20-F for the year ended December 31, 2017, including the auditor’s report and consolidated financial statements for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than September 14, 2018.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than September 21, 2018 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Ofira Bar Corporate Secretary

Dated: September 7, 2018

Appendix A

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of September 6, 2018, between Mer Telemanagement Solutions Ltd., a company organized under the laws of the State of Israel (the “Company”), and the purchaser identified on the signature page hereto (the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1                               Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Alpha” means Alpha Capital Anstalt.

“Alpha SPA” shall have the meaning ascribed to such term in Section 3.1(a)(g).

“Amended and Restated Articles of Association” means the amended and restated articles of association of the Company attached hereto as Exhibit A.

“Board of Directors” means the board of directors of the Company.

“Board Nominees” shall have the meaning ascribed to such term in Section 4.18.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Company Israel Counsel” means Ephraim Abramson & Co., Law Offices.

“Company US Counsel” means Carter Ledyard & Milburn LLP.

“Conversion Shares” shall have the meaning ascribed to such term in the Amended and Restated Articles of Association.

“Disclosure Schedules” shall have the meaning ascribed to such term in Section 3.1.

“EGS” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, New York 10105-0302.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations) or to extend the term of such securities, and (b) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Subscription Amount” shall have the meaning ascribed to such term in Section 2.1(a).

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(bb).

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).

“Israeli Companies Law” means the Israeli Companies Law, 1999, and the regulations and orders promulgated thereunder.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreement” means the Lock-Up Agreement, dated as of the date hereof, by and among the Company and the directors, officers, and shareholders of the Company that, to the Company’s knowledge hold 6% or more of the Company’s outstanding shares, in the form of Exhibit A attached hereto.

“Material Adverse Effect” means material adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, except if it arises from or is related to any of the following (either alone or combination): (i) any change in or relating to the financial or securities markets or changes in the general economic or political conditions in the United States or Israel or elsewhere, (ii) any change that generally affects any industry or geographical area in which the Company or any of the Subsidiaries operates, (iii) any actual or threatened hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions or any escalation or material worsening of any of the foregoing existing or underway as of the date hereof, (iv) any earthquakes, hurricanes, tornadoes or other natural disasters, (v) the effect of any changes in applicable law or GAAP or interpretations thereof, only to the extent such change does not prevent the Company and the Subsidiaries from operating their respective businesses in the ordinary course of business consistent with past practices; except in the case of clauses (i), (ii), (iii), (iv) and (v) above, to the extent that such facts, events, changes, effects, results, occurrences, circumstances or developments, as applicable, individually or in the aggregate, have had or would reasonably be expected to have, a disproportionate impact on the Company and the Subsidiaries, taken as a whole, as compared to other industry participants. For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Company and the Subsidiaries, and not against any forward-looking statements, projections or forecasts of the Company and the Subsidiaries or any other Person.

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.17.

“Ordinary Share(s)” means the ordinary shares of the Company, par value NIS 0.03 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Participation Maximum” shall have the meaning ascribed to such term in Section 4.13(a).

“Per Preferred Share Purchase Price” equals $1.14, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Shares” means the Company’s Convertible Preferred Shares issued hereunder having the rights, preferences and privileges set forth in the Company’s Amended and Restated Articles of Association.

“Pre-Notice” shall have the meaning ascribed to such term in Section 4.13(b).

“Pro Rata Portion” shall have the meaning ascribed to such term in Section 4.13(e).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.3(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.3(b).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.10.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Required Minimum” means, as of any date, the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to the Transaction Documents.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the Shares and the Conversion Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” means such approval from the shareholders of the Company to (i) adopt the Amended and Restated Articles of Association, and (ii) such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) or by the Israeli Companies Law from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents relating, inter alia, to the issuance and sale of the Shares and/or the issuance of the Conversion Shares; provided, however, that such approval will not include an approval pursuant to the terms of the Eighth Part of the Israeli Companies Law.

“Shares” means the Preferred Shares issued or issuable to the Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Ordinary Shares).

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for Shares purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsequent Financing” shall have the meaning ascribed to such term in Section 4.13(a).

“Subsequent Financing Notice” shall have the meaning ascribed to such term in Section 4.13(b).

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, and the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC, and any successor transfer agent of the Company.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.14(b).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Shares as determined by an independent appraiser selected in good faith by the Purchaser of a majority in interest of the Shares then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

ARTICLE II.
PURCHASE AND SALE

2.1           Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchaser agrees to purchase, an aggregate of 1,315,789 Shares.  The Purchaser shall deliver to the Company, via wire transfer, immediately available funds equal to the Purchaser’s Subscription Amount as set forth on the signature page hereto executed by the Purchaser (the “Subscription Amount”), and the Company shall deliver to the Purchaser its Shares, as determined pursuant to Section 2.2(a), and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing (the “Closing”). The Closing shall occur at the offices of the Company or such other a location as the parties shall mutually agree, or electronically.

2.2           Deliveries.

(a)                                 On or prior to the Closing Date (except as otherwise indicated), the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)                            this Agreement duly executed by the Company;

(ii)                                 a legal opinion of Company US Counsel and Company Israel Counsel, substantially in the form of Exhibit C attached hereto, which shall include an opinion from Company US Counsel that, for purposes of Rule 144, the holding period of the Ordinary Shares issuable upon conversion of the Preferred Shares shall be deemed to have commenced on the Closing Date;

(iii)          a copy of the Company’s Preferred Shares Registry evidencing a number of Shares equal to the Purchaser’s Subscription Amount, divided by the Per Preferred Share Purchase Price, registered in the name of the Purchaser;

(iv)          the Lock-Up Agreements; and

(v)           the Company shall have provided the Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer.

(b)          On or prior to the Closing Date (except as otherwise indicated), the Purchaser shall deliver or cause to be delivered to the Company the following:

(i)	this Agreement duly executed by the Purchaser;

(ii)           the Purchaser’s applicable Subscription Amount by wire transfer to the account specified in writing by the Company;

(iii)         the Purchaser shall have provided the Company with the full details required by the Company (in accordance with the Company’s instructions) in order for the Company to be able to include the Purchaser in its Preferred Shares Registry;

(iv)          the Purchaser shall have provided the Company with an executed undertaking to the Israeli National Technological Innovation Authority (formerly the Israeli Office of the Chief Scientist), as required by the provisions of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984; and

(iv)          Alpha shall have provided the Company with the full details of the Board Nominees.

All actions to be taken and all documents to be executed and delivered by any party hereto at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no action shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.

2.3                               Closing Conditions.

(a)                                 The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)                                     the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)                                  all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(iii)          the approval of the NASDAQ Capital Market for the listing of the Securities, to the extent required, shall have been obtained;

(iv)          the satisfaction of the Required Approvals; and

(v)           the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)                                The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)                                     the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)                                  all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed, including the satisfaction of the Required Approvals;

(iii)                               the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)                              there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v)                                 as of the Closing Date, the Board of Directors shall consist of five (5) directors, of which two are the Board Nominees (as shall be reflected in the Amended and Restated Articles of Association);

(vi)                              from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of the Company.  Except as set forth in the SEC Reports or the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein (such disclosure being considered to be made for purposes of the specific section of the Disclosure Schedules in which they are made or cross referenced and for purposes of all sections in this Section 3.1 to the extent the relevance of such disclosure is reasonably apparent on its face), the Company hereby makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing:

(a)                                 Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a).  The Company owns, directly or indirectly, all of the issued and outstanding shares or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)                                 Organization and Qualification.  The Company and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and, if applicable under the laws of the jurisdiction in which it is formed, in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective memorandum or articles of association, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a Material Adverse Effect, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)                                  Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of this Agreement and the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)                                 No Conflicts.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s memorandum or articles of association, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals and to compliance with the Eighth Part of the Israeli Companies Law, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e)                                  Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.6 of this Agreement, (ii) notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Conversion Shares for trading thereon in the time and manner required thereby, (iii) the filing of Form D with the Commission and such filings as are required to be made under applicable state securities laws, and (iv) the Shareholder Approval (collectively, the “Required Approvals”).

(f)                                   Issuance of the Securities.  The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents and the Conversion Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents, all subject to the fulfillment of the requirements of the Eighth Part of the Israeli Companies Law.  The Company has reserved from its duly authorized share capital a number of Ordinary Shares for issuance of the Conversion Shares at least equal to the Required Minimum on the date hereof.

(g)                                  Capitalization.  The capitalization of the Company is as set forth in its SEC Reports. Except as disclosed in Schedule 3.1(g), the Company has not issued any Ordinary Shares or Ordinary Shares Equivalent since its most recently filed annual report on Form 20-F under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s share option plans, and pursuant to the conversion and/or exercise of Ordinary Shares Equivalent outstanding as of the date of the most recently filed periodic report under the Exchange Act.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents, other than rights granted to Alpha pursuant to a Securities Purchase Agreement between the Company and Alpha, dated June 20, 2018 (the “Alpha SPA”).  Except as set forth on Schedule 3.1(g) or as a result of the purchase and sale of the Securities disclosed in the Company’s SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Ordinary Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares or Ordinary Share Equivalents or capital stock of any Subsidiary. Other than pursuant to the Alpha SPA, the issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Ordinary Shares or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement. All of the outstanding shares of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with the Israeli Companies Law and, if applicable, all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  Other than the Required Approvals and the compliance with the Eighth Part of the Israeli Companies Law, no further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities.  There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s issued share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h)           SEC Reports; Financial Statements. Except as set forth on Schedule 3.1(h), the Company has filed all reports, schedules, forms, statements and other documents, including reports on Form 6-K, required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials and materials that are not required to be filed but were nonetheless filed or furnished by the Company during such period, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis, or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)                                     Material Changes.  Since the date of the latest audited financial statement or the immediate reports included within the SEC Reports, except as set forth on Schedule 3.1(i) or as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, other than the implementation of changes pursuant to GAAP, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company share option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Schedule 3.1(i), no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j)                                    Litigation.  Other than as set forth on Schedule 3.1(j) and except in the ordinary course of business, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor, to the Company’s knowledge, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  Other than as set forth in Schedule 3.1(j), there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)                                 Labor Relations.  No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or its Subsidiaries’ employees is a member of an employees’ organization union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, except for those provisions of general agreements between the Histadrut and any Employers’ Union or Organization that are applicable to all the employees in Israel and/or to employees in the field of business or industry by an Extension Order and the Company and its Subsidiaries believe that their relationships with their employees are good.  To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  Except as set forth on Schedule 3.1(k), the Company and its Subsidiaries are in compliance with all applicable U.S. federal and state and Israeli laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)                                     Compliance.  Except as set forth in Schedule 3.1(l), neither the Company nor any material Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived, unless they have been irrevocably waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m)                              Environmental Laws.       The Company and its material Subsidiaries (i) are in material compliance with all U.S. federal and state and Israeli laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect; and (iii) are in compliance with all terms and conditions of any such material permit, license or approval.

(n)                                 Regulatory Permits.  The Company and its material Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Israeli, federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any material Subsidiary has received any written notice of proceedings relating to the revocation or modification of any Material Permit.

(o)                                 Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of Israeli, federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance in all material respects.

(p)                                 Intellectual Property.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a valid written notice that any of, the material Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement.  Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have or reasonably be expected to not have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q)                                 Insurance.  The Company and the material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount.  Neither the Company nor any material Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, other than increases in cost that apply to the Company’s industry, to companies acting on the Company’s geographic or other markets or to publicly-traded companies.

(r)                                    Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports or on Schedule 3.1(r), none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from providing for the borrowing of money from or lending of money to, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including share option agreements under any share option plan of the Company.

(s)                                   Sarbanes-Oxley; Internal Accounting Controls.  The Company and the Subsidiaries are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t)                                    Certain Fees.  Other than as set forth on Schedule 3.1(t), no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  To the Company’s knowledge, the Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)                                 Private Placement.  Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser as contemplated hereby. Subject to receipt of the Required Approvals, the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

(v)                                 Investment Company. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(w)                               Registration Rights.  Other than with respect to Securities sold to the Purchaser pursuant to the Alpha SPA, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w)          Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Subject to the consummation of the Transaction, the Company will, and has no reason to believe that it will not in the foreseeable future cease to be, in compliance with all such listing and maintenance requirements. The Ordinary Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(y)                          Application of Takeover Protections. Except with respect to the requirements of the Eighth Part of the Israeli Companies Law, the Company has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s memorandum or articles of association (or similar charter documents) or the laws of its jurisdiction of organization that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities.

(z)                                  Disclosure.  All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct as of the Closing Date and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(aa)                          No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 and except for Securities issued pursuant to the Alpha SPA, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act which would require the registration of any such securities under the Securities Act, any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(bb)                          Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder at the Closing: (i) the fair saleable value of the Company’s assets (on a consolidated basis) exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, (iii) the current cash flow of the Company, together with the proceeds the Company could receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, could be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid and (iv) the Company has no knowledge of any facts or circumstances which reasonably lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the date hereof.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).   Schedule 3.1(bb) sets forth as of the Closing Date all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(cc)                            Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect or matters included in Schedule 3.1(cc), the Company and its Subsidiaries each (i) has made or filed all Israeli, United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no reasonable basis for any such claim.

(dd)                          No General Solicitation.  Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.

(ee)                            Foreign Corrupt Practices.  Neither the Company nor any material Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in material violation of law, or (iv) violated in any material respect any provision of FCPA.

(ff)                              Accountants.  The Company’s accounting firm is set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the fiscal year ending December 31, 2018.

(gg)         [RESERVED]

(hh)                          No Disagreements with Accountants and Lawyers.  There are no material disagreements of any kind presently existing between the Company and its auditors and lawyers and the Company is current with respect to any fees owed to its auditors and lawyers, which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

 (ii)                              Acknowledgment Regarding Purchaser’s Purchase of Securities.  The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby.  The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities.  The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based on the Purchaser’s representations and warranties as set forth under this Section 3.2 and on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(jj)                                Acknowledgment Regarding Purchaser’s Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(f) and 4.16 hereof), it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has it agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) past or future open market or other transactions by the Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) the Purchaser, and counter-parties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, may presently have a “short” position in the Ordinary Shares and (iv) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (y) the Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(kk)                          Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of (ii) and (iii), compensation paid or to be paid to agents, finders, investment bankers and Persons providing similar services that the Company has undertaken to pay in connection with this Transaction or similar transactions.

                (ll)           [RESERVED].

(mm)                  Share Option Plans. Each share option granted by the Company under the Company’s share option plan was granted (i) in accordance with the terms of the Company’s share option plan and (ii)  with an exercise price at least equal to the fair market value of the Ordinary Shares on the date such share option would be considered granted under GAAP and applicable law. No option granted under the Company’s share option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, options prior to, or otherwise knowingly coordinate the grant of options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(nn)                          Office of Foreign Assets Control.  Neither the Company nor any material Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(oo)                          U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(pp)                          [RESERVED]

(qq)                          Money Laundering.  The operations of the Company and its material Subsidiaries are and have been conducted at all applicable times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”) in all material respects, and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any material Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any material Subsidiary, threatened.

(rr)                                [RESERVED]

(ss)                                [RESERVED]

(tt)                                Notice of Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Section 4(2) and Rule 506 under the Securities Act, the Company will notify the Purchaser in writing, prior to the Closing Date if it becomes aware  (i) that it, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is or becomes subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3)and (ii) of any event that could reasonably be expected to, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

3.2                               Representations and Warranties of the Purchaser.    The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)                                 Organization; Authority.  The Purchaser is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser.  Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)                                 Own Account.  The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable securities law (this representation and warranty not limiting the Purchaser’s right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and applicable securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c)                                  Purchaser Status.  At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is and on each date on which it converts any Securities it will be: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act; or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

(d)                                 Experience of the Purchaser.  The Purchaser has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Purchaser is able to bear the economic risk of an investment in the Securities and is able to afford a complete loss of such investment.

(e)                                  General Solicitation.  The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)                                   Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, the Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction) and will continue to comply with the terms of the Non-Disclosure Agreement executed in connection with this Transaction.  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

(g)                                  Independent Investigation.  The Purchaser (i) has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, liabilities, properties and operations of the Company and its Subsidiaries and has received from the Company in all material respects, all materials requested and required by it and sufficient for it to make the informed decision to enter into this Agreement and the other Transaction Documents, and (ii) has been given the opportunity to ask questions as it has deemed necessary regarding the Transaction, the Company and its Subsidiaries, and the merits and risks of investing in the Company’s equity securities, and received answers to such questions. The Purchaser acknowledges and agrees that neither the Company nor any Affiliate of the Company has provided the Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired. In purchasing the Securities hereunder, the Purchaser is relying only on the representations and warranties contained in Section 3.1 herein and on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(h)                                 Financing.  The Purchaser has sufficient available funds to pay the respective Subscription Amount.

The Company acknowledges and agrees that the representations contained in this Section 3.2 (other than the representation set forth in section (g) above) shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1                               Transfer Restrictions.

(a)                                 The Securities may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of the Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

(b)                                 The Purchaser agrees to the imprinting, so long as is required by this Section 4.1 or applicable law, of a legend on any of the Securities in the following form (and no other legend of any kind):

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  THIS SECURITY [AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Purchaser may transfer pledged or secured Securities to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice to the Company shall be required of such pledge.  At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

(c)                                  Certificates evidencing the Conversion Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof): (i) following any sale of such Conversion Shares pursuant to Rule 144; (ii) if such Conversion Shares are eligible for sale under Rule 144 without volume limitations and the current information requirements are met at such time or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser if required by the Transfer Agent to effect the removal of the legend hereunder or if requested by the Purchaser to effect the removal of the legend hereunder.  If all or any portion of the Preferred Shares are converted at a time when such Conversion Shares may be sold under Rule 144 without volume limitations and current information requirements are met at such time or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Conversion Shares shall be issued free of all legends.  The Company agrees that following such time as such legend is no longer required under this Section 4.1(c), it will, no later than the earlier of: (i) three (3) Trading Days; and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below), each following the receipt by the Company from the Purchaser of a certificate evidencing the Conversion Shares, as applicable, issued with a restrictive legend and of all other documents and certifications required in order to remove the legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to the Purchaser a certificate representing such Shares or Conversion Shares that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.  Shares or Conversion Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by the Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares, as applicable, as in effect on the date of delivery of a certificate representing Conversion Shares, as applicable, issued with a restrictive legend.

(d)                                 In addition to the Purchaser’s other available remedies, the Company shall, following and subject to the receipt of a written request from the relevant Purchaser, be obligated to pay to the Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Conversion Shares (based on the VWAP of the Ordinary Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the 2nd Trading Day following the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to the Purchaser by the Legend Removal Date a certificate representing the Securities so delivered to the Company by the Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date the Purchaser purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Purchaser of all or any portion of the number of Ordinary Shares, or a sale of a number of Ordinary Shares equal to all or any portion of the number of Ordinary Shares that the Purchaser anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of the Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Ordinary Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Conversion Shares that the Company was required to deliver to the Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Ordinary Shares, as applicable, on any Trading Day during the period commencing on the date of the delivery by the Purchaser to the Company of the applicable Conversion Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii).

(e)                                  The Purchaser agrees with the Company that the Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein and applicable law, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2           Acknowledgment of Dilution.  The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of the Company, which dilution may be substantial under certain market conditions.  The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares pursuant to the Transaction Documents, are not subject to any right of set off, counterclaim, delay or reduction due to such dilution, regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3                               Furnishing of Information; Public Information.

(a)                                 Until the earliest of the time that: (i) no Purchaser owns Securities or (ii) no Purchaser is an Affiliate of the Company, as such term is defined in Rule 144, but in no event less than one year from the Closing Date, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act, provided that, if the Company is thereafter no longer required to file reports pursuant to the Exchange Act, the Company will, for as long as the Purchaser owns any  Securities, prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Securities under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act, including, without limitation, within the requirements of and in compliance with the exemption provided by Rule 144.

(b)                                 At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c), except for a failure resulting from the actions of the Purchaser for a period of at least five (5) Trading Days (a “Public Information Failure”) then, in addition to the Purchaser’s other available remedies, the Company shall, following and subject to the receipt of a written request from the relevant Purchaser, be obligated to pay to the Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to one percent (1.00%) of the aggregate Subscription Amount of the Securities purchased by the Purchaser hereunder and still held by it on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required  for the relevant Purchaser to transfer the Shares or Conversion Shares pursuant to Rule 144.  The payments to which the Purchaser shall be entitled pursuant to this Section 4.3(b) are referred to herein as “Public Information Failure Payments.”  Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which a request for payment was received in connection with such Public Information Failure Payments, retroactively to the date on which the Public Information Failure occurred .  In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. Nothing herein shall limit the Purchaser’s right to pursue actual damages for the Public Information Failure, and the Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief; provided, however, that the Public Information Failure Payments actually paid to a specific Purchaser will be deducted from any payment due to it by the Company under law.

4.4                               Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5                               Conversion Procedures.  Except as may be required by applicable law or by the rules and regulations of any Trading Market: (i) each form of Notice of Conversion included in the Amended and Restated Articles of Association set forth the totality of the procedures required of the Purchaser in order to convert the Preferred Shares (without limiting the preceding sentences, no ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required in order to convert the Preferred Shares), (ii) no additional legal opinion, other information or instructions shall be required of the Purchaser to convert its Preferred Shares, and (iii)  the Company shall honor conversions of the Preferred Shares and shall deliver Conversion Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6                               Securities Laws Disclosure; Publicity.  The Company shall (a) by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) furnish a Current Report on Form 6-K, including the Agreement, with the Commission within the time required by the Exchange Act, or include the Agreement as an exhibit to the proxy statement the Company furnishes to the Commission. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission, and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchaser with prior notice of such disclosure permitted under this clause (b).

4.7                               Shareholder Rights Plan.  No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents.

4.8                               Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither the Company, nor any other Person acting on the Company’s behalf will provide the Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential.  The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to the Purchaser without the Purchaser’s consent, the Company hereby covenants and agrees that the Purchaser shall not have any duty of confidentiality to the Company and any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, and of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall within the timeframe prescribed by applicable law furnish such notice to the Commission pursuant to a Current Report on Form 6-K. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.9                               Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder for its working capital and general corporate purposes and shall not use such proceeds (a) for twelve (12) months following the Closing Date - for the satisfaction of any portion of the Company’s or its Subsidiaries’ debt (other than payment of trade payables in the ordinary course of the Company’s and its Subsidiaries’ business and prior practices), (b) for the redemption of any Ordinary Shares or Ordinary Share Equivalents, (c) for the settlement of any outstanding litigation, or (d) in violation of FCPA or OFAC regulations.

4.10                          Indemnification of Purchaser.   Subject to the provisions of this Section 4.10, the Company will indemnify and hold the Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (each, a “Loss”) that any such Purchaser Party may suffer or incur directly as a result of or relating to (a) any material breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of the Purchaser or any Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings any Purchaser Party may have with any such shareholder or any violations by any  Purchaser Party of state or federal securities laws or of applicable Israeli law or any conduct by any Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel, or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case, subject to the submission of prior written notice by the Purchaser Party to the Company, the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  Without derogating from the generality of the exceptions set forth under (b) above, the Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchaser or any Purchaser Party in this Agreement or in the other Transaction Documents.  The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred.  The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.11                          Reservation and Listing of Securities.

(a)                                 The Company shall maintain a reserve of the Required Minimum from its duly authorized Ordinary Shares for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b)                                 If, on any date, the number of authorized but unissued (and otherwise unreserved) Ordinary Shares is less than the Required Minimum on such date, then the Board of Directors shall use commercially reasonable best efforts to amend the Company’s memorandum and articles of association to increase the number of authorized but unissued Ordinary Shares to at least the Required Minimum at such time, as soon as possible and in any event not later than the 75th day after such date.

4.12         Listing of Ordinary Shares.  The Company hereby agrees to use best reasonable efforts to maintain the listing or quotation of the Ordinary Shares on the Trading Market on which it is currently listed. The Company agrees to maintain the eligibility of the Ordinary Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.13         Right of First Negotiation; Participation in Future Financing.

(a)           From the Closing Date until the earlier of (x) such date that is the thirty six (36) month anniversary of the Closing Date, or (y)  such time that less than 219,298 Preferred Shares are held by the Purchaser, the Purchaser shall have a right of first negotiation with the Company in connection with any contemplated issuance by the Company or any Subsidiary of Ordinary Shares or Ordinary Share Equivalents for cash consideration, Indebtedness or a combination of units thereof (a “Proposed Issuance”).  In connection with a Proposed Issuance, the Company shall deliver a written notice of its intention to effect a Proposed Issuance (a “Proposed Issuance Pre-Notice”) which Proposed Issuance Pre-Notice shall ask the Purchaser if it wants to negotiate the details of such Proposed Issuance (such additional notice, a “Proposed Issuance Notice”).  Upon the request of the Purchaser, and only upon a request by the Purchaser, the Company shall promptly, but no later than one (1) Trading Day following such request, deliver a Proposed Issuance Notice to such Qualified Purchaser.  The Proposed Issuance Notice shall describe in reasonable detail the proposed terms and the amount of proceeds intended to be raised and shall include any term sheet or similar document relating thereto, to the extent such documents exist.  Following such notice, the Purchaser shall have the exclusive right to negotiate with the Company on the terms of such Proposed Issuance for the period commencing on the date of delivery of the Proposed Issuance Notice (the “Proposed Issuance Notice Delivery Date”) and ending on the earlier of (a) the 15th day following the Proposed Issuance Notice Delivery Date or (b) the date of written notice to the Company by the Purchaser that the Purchaser terminates the right of exclusive negotiation (the earlier of (a) or (b), the “Termination of Exclusivity”).  Following the Termination of Exclusivity, the Company may proceed with an issuance of securities with any third party and without any further obligation to the Purchaser, subject to the remaining provisions of this Section 4.13.

(b)           From the Closing Date until the later of (i) such date that is the twelve (12) month anniversary of the Closing Date, or (ii)  if the Greenshoe option set forth herein is fully exercised, then such date that is the twelve (12) month anniversary of the Greenshoe Closing, upon any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents for cash consideration, Indebtedness or a combination of units thereof (a “Subsequent Financing”), the Purchaser shall have the right to participate in an amount of up to 100% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing.

(c)           At least five (5) Trading Days prior to the execution of the document governing the Subsequent Financing, the Company shall deliver to the Purchaser a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask the Purchaser if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”).  Upon the request of the Purchaser, and only upon a request by the Purchaser, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to the Purchaser.  The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder, and all other financial terms pertaining to such Subsequent Financing, and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(d)           In the event the Purchaser desires to participate in such Subsequent Financing it must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after the Purchaser received the Pre-Notice that the Purchaser is willing to participate in the Subsequent Financing, the amount of the Purchaser’s participation, and representing and warranting that the Purchaser has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice.  If the Company receives no such notice from the Purchaser as of such fifth (5th) Trading Day, the Purchaser shall be deemed to have notified the Company that it does not elect to participate.

(e)           If by 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after the Purchaser has received the Pre-Notice, notification by the Purchaser of its willingness to participate in the Subsequent Financing  is less than the total amount of the Subsequent Financing, then the Company may effect the remaining portion of such Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice.

(f)            The Company must provide the Purchaser with a second Subsequent Financing Notice, and the Purchaser will again have the right of participation set forth above in this Section 4.13, if a definitive agreement in connection with the Subsequent Financing subject to the initial Subsequent Financing Notice is not executed for any reason on the terms set forth in such Subsequent Financing Notice within sixty (60) Trading Days after the date of the initial Subsequent Financing Notice.

(g)           The Company and the Purchaser agree that if the Purchaser elects to participate in the Subsequent Financing, the transaction documents related to the Subsequent Financing shall not include any term or provision whereby the Purchaser shall be required to agree to any restrictions on trading as to any of the Securities purchased hereunder or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of the Purchaser.

(h)           Unless otherwise agreed to by the Purchaser that received information pursuant to its request following receipt of the Pre-Notice as set forth in (b) above, the Company shall provide the Purchaser with a written notice that the transaction with respect to the Subsequent Financing has been abandoned by the fifth (5th) Business Day following abandonment of the transaction.

(i)            Notwithstanding the foregoing, this Section 4.13 is further subject to the provisions of Section 4.14; provided however, that this Section 4.13, in its entirety, shall not apply in respect of Exempt Issuances.

4.14         Subsequent Equity Sales.

(a)           From the Closing Date until 60 days from the Closing Date, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents, other than with respect to Exempted Issuances, without the Purchasers’ prior written consent.

(b)           From the Closing Date hereof until the earlier of (x) such date that is the thirty six (36) month anniversary of the Closing Date, or (y)  such time that less than 219,298 Preferred Shares are held by the Purchaser, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction, or otherwise providing such rights to existing Ordinary Shares or Ordinary Share Equivalents (including any convertibles thereto) and/or any other stakeholders (whether current or prospective), without the prior written approval of the Purchaser. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are, issued, convertible into, exchangeable or exercisable for, or include the right to receive, additional Ordinary Shares either (A) at a price per share, conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price. The Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c)           From the Closing Date hereof until the earlier of (x) such date that is the thirty six (36) month anniversary of the Closing Date, or (y)  such time that less than 219,298 Preferred Shares are held by the Purchaser, the Company shall not, other than with respect to Exempted Issuances, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents that include any anti-dilution provision, nor provide such rights to existing Ordinary Shares or Ordinary Share Equivalents (including any convertibles thereto).

4.15          [RESERVED]

4.16         Certain Transactions; Confidentiality.  The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, of any of the Company’s Ordinary Shares during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the press release as described in Section 4.6.  The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the press release as described in Section 4.6, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. The Company expressly acknowledges and agrees that, subject to applicable law (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6, and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.6.  Notwithstanding the foregoing, in the case of the Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.17         [RESERVED]

4.18         Board Appointment Rights.  Effective as of the Closing Date, the Board of Directors shall consist of five (5) members, four (4) of which shall be independent directors for Nasdaq corporate governance rule purposes. The Company shall appoint two (2) directors selected by Alpha (such persons, collectively the “Board Nominees”) to the Board of Directors, who shall serve as directors in the Company until the end of the first general meeting to take place following the lapse of two years from the Closing Date.  On the Closing Date, the Company shall provide Alpha with evidence of the appointment of the Board Nominees by a copy of a resolution of the general meeting of the Company’s shareholders.  The rights granted in this section can be terminated at any time by Alpha, upon written notice to the Company.

4.19         Piggyback Registration Rights. If, at any time after the Closing Date, the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the share option or other employee benefit plans, the Company shall send to the Purchaser a written notice of such determination and if, within 15 calendar days after the date of such notice, the Purchaser (or any permitted successor or assign) shall so request in writing, the Company shall include in such registration statement all or any part of the Conversion Shares that the Purchaser requests to be registered.  Further, in the event that the offering is a firm-commitment underwritten offering, the Company may exclude the Conversion Shares if so requested in writing by the lead underwriter of such offering. In the case of inclusion in a firm-commitment underwritten offering, the Purchaser must sell its Conversion Shares on the same terms set by the underwriters for Ordinary Shares to be sold for the account of the Company.

4.20         Greenshoe.

(a)           From the Closing Date until the 12-month anniversary of the Closing Date, the Purchaser may, in its sole determination, elect to purchase, subject to the proviso below, in one or more purchases, additional Preferred Shares with an aggregate subscription amount thereof equal to up to 100% of the Purchaser’s Subscription Amount, at the Per Preferred Share Purchase Price (such securities, the “Greenshoe Securities” and such right to receive the Greenshoe Securities pursuant to this Section 4.20, the “Greenshoe Rights”). The Company shall take all actions required to close the transactions related to the Greenshoe Rights (including without limitations, provide the Purchaser with the deliverables prescribed below), within 5 Trading Days of a duly delivered exercise notice by the Purchaser electing to exercise its Greenshoe Rights. The closing of all transactions contemplated under the Greenshoe Rights shall be hereinafter referred to as the “Greenshoe Closing,” and such date shall be hereinafter referred to as the “Greenshoe Closing Date.”

(b)           At the Greenshoe Closing, the Company shall provide the Purchaser with the following deliverables:

(i)                                    a legal opinion of Company US Counsel and Company Israel Counsel, substantially in the form of Exhibit C attached hereto and shall include an opinion from Company US Counsel that, for purposes of Rule 144, the holding period of the Ordinary Shares issuable upon conversion of the Greenshoe Securities shall be deemed to have commenced on the Greenshoe Closing Date;

(iii)          a copy of the Company’s Preferred Shares Registry evidencing a number of Shares equal to the Purchaser’s applicable Subscription Amount with respect to the Greenshoe Rights exercised, divided by the Per Preferred Share Purchase Price, registered in the name of the Purchaser; and

(iv)          the Company shall have provided the Purchaser with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer;

(c)           On or prior to the Greenshoe Closing, the Purchaser shall transfer the applicable Subscription Amount by wire transfer to the account specified in writing by the Company.

4.21         Most Favorable Nation. As of the Closing Date, and until the earlier of (x) such date that is the thirty six (36) month anniversary of the Closing Date, or (y) such time where Alpha ceases to hold at least  219,298 Preferred Shares, if the Company shall engage in any future financing transactions, other than Exempted Issuances, with any investor, the Company will provide the Purchasers with written notice (the “MFN Notice”) thereof promptly but in no event later than 10 days after the closing of such financing transactions. Included with the MFN Notice shall be a copy of all documentation relating to such financing transaction and shall include, upon written request of the Purchaser, any additional information related to such subsequent investment as may be reasonably requested by the Purchaser. In the event the Purchaser reasonably determines that the terms of the subsequent investment are preferable to the terms of this Agreement, the Purchaser will notify the Company in writing. Promptly after receipt of such written notice from the Purchaser, the Company agrees to amend and restate the terms of this Agreement, to be identical to the instruments evidencing the subsequent investment. Notwithstanding the foregoing, in the event that the Purchaser (other than in accordance with Section 4.13(b) herein) makes a subsequent investment in the Company in the 18 month period after the Closing Date, such Purchaser may, pursuant to his sole discretion, determine that the terms of this Agreement shall be amended and restated to be identical to the instruments evidencing the subsequent investment.

4.22         Shareholders Meeting. In the event Purchaser will submit a written request (the “Meeting Request”) to the Company to convene a shareholders meeting in order to obtain shareholder approval under the Eighth Part of the Israeli Companies Law (the “Eighth Part Shareholder Approval”), the Company undertakes to use its reasonable best efforts to publish a notice and proxy statement in connection with such shareholders meeting within ten (10) Business Days from receipt of the written request and of all required information from the Purchaser, and to convene such shareholders meeting as promptly as reasonably practicable following such notice. The Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement.  The Company shall use its reasonable best efforts to obtain the Eighth Part Shareholder Approval. If the Company does not obtain the Eighth Part Shareholder Approval at the first meeting, the Company shall call three additional meetings every 45 days thereafter to seek Eighth Part Shareholder Approval until the earlier of the date Eighth Part Shareholder Approval is obtained or until the Purchaser withdraws the Meeting Request in writing.

ARTICLE V.
MISCELLANEOUS

5.1          Termination.  This Agreement may be terminated by the Purchaser by written notice to the Company, if the Closing has not been consummated on or before December 31, 2018; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2           Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, provided, that the Company shall reimburse Alpha the sum of $30,000 for its legal counsel fees. Accordingly, Alpha shall reduce the amount paid to the Company at Closing by $30,000.  The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by the Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3           Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 10:00 a.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 10:00 a.m.  (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall within the timeframe prescribed by applicable law furnish such notice to the Commission pursuant to a Current Report on Form 6-K.

5.5           Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.5 shall be binding upon the Purchaser and holder of Securities and the Company.

5.6           Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger).  The Purchaser may assign any or all of its rights under this Agreement, other than the rights granted pursuant to Section 4.18 (Board Appointment Rights) herein, to any Person to whom the Purchaser assigns or transfers all of its Preferred Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Preferred Shares, by the provisions of the Transaction Documents that apply to the “Purchaser.”

5.8           No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10.

5.9           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10         Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of three (3) years following the Closing Date.

5.11         Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13         Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

5.14         Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15         Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16         Payment Set Aside.  To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17         Usury.  To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any Action or Proceeding that may be brought by the Purchaser in order to enforce any right or remedy under any Transaction Document.  Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate.  It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law.  If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to the Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at the Purchaser’s election.

5.18         [RESERVED]

5.19         Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.20         Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.21         Construction.  The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and number of Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

5.22         WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

MER TELEMANAGEMENT SOLUTIONS LTD.		Address for Notice:

By:	/s/ Roy Hess	Fax: +972-9-7777-566
Name: Roy Hess
	Title: CEO	E-Mail: roy.hess@mtsint.com

By:	/s/ Ofira Bar
Name: Ofira Bar
Title: CFO

With a copy to (which shall not constitute notice):		Ephraim Abramson & Co., Law Offices Attn: Odeya Brick-Zarsky, Adv. E-Mail: odeyabz@abramson-law.com
Epa

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:	ALPHA CAPITAL ANSTALT

Signature of Authorized Signatory of Purchaser:	/s/ Konrad Ackermann

Name of Authorized Signatory:	Konrad Ackermann

Title of Authorized Signatory:	Director

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice to Purchaser:	ALPHA CAPITAL ANSTALT Lettstrasse 32 9490 Vaduz Principality of Lichtenstein e-mail: info@alphacapital.li

Address for Delivery of Securities to Purchaser (if not same as address for notice):	ALPHA CAPITAL ANSTALT c/o LH Financial Services Corp. 510 Madison Avenue Suite 1400 New York, NY 10022

Subscription Amount: $1,500,000

Shares:

EIN Number:

[SIGNATURE PAGE]

Appendix B

THE COMPANIES LAW
A COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ARTICLES OF
MER TELEMANAGEMENT SOLUTIONS LTD.

I  PRELIMINARY

1.	Interpretation

1.1.	In these Articles the following terms shall bear the meaning ascribed to them below:

“Alternate Director” shall have the meaning ascribed to such term in Article 39.1 herein.

“Alpha Capital Directors” shall have the meaning ascribed to such term in Article 34.8 herein.

“Alpha Directors Service Term” shall have the meaning ascribed to such term in Article 34.8 herein.

“Articles” shall mean the articles of association contained in the Articles, as originally registered and as they may from time to time be amended.

“Board” shall mean the Company’s Board of Directors.

“Company” shall mean the above named company.

“Determining Majority” shall have the meaning ascribed to such term in Article 6 herein.

“Exhibit A” shall mean the designations of the terms of the Preferred Shares attached to these Articles as Exhibit A and which forms an integral part hereof.

“Extraordinary Meetings” shall have the meaning ascribed to such term in Article 22.1 herein.

“The Law or the Companies Law” shall mean the Companies Law, 5759–1999, as amended and as may be amended from time to time, and all the rules and regulations promulgated thereunder.

“Memorandum” shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

“Obligation” shall have the meaning ascribed to such term in Article 13.1 herein.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive Office Holders of the Company.

“Ordinary Shares” and “Preferred Shares” shall have the meaning ascribed to such term in Article 4 herein.

“Outside Directors” shall mean directors appointed and serving in accordance with the Law.

“Registered Holder” shall have the meaning ascribed to such term in Article 10 herein.

“Securities” shall have the meaning ascribed to such term in Article 18 herein.

“Securities Law” shall mean the Israeli Securities Law 5728-1968, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Simple Majority” shall mean a majority of more than fifty percent (50%) of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining.

Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Law.

1.2.	Sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

1.3.
Save as stated in this paragraph, unless contradictory to or inconsistent with the context or the content, words and expressions defined in the Companies Law, shall bear the same meaning when used in these Articles

1.4.	The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

2.	Name

The Name of the Company shall be Mer Telemanagement Solutions Ltd., and in Hebrew:  מר טלמנג’מנט סולשנז בע"מ

3.	Purpose and Objective

3.1.	The objective of the Company shall be to undertake any lawful activity, including any objective set forth in the Memorandum (for as long as it is in effect).

3.2.
The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. Such considerations may take into account, amongst others, public interest and the interests of the Company’s creditors and employees.  In addition, the Company may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

II  SHARE CAPITAL

4.	Share Capital

The Company’s authorized share capital is as follows:

4.1.	17,000,000 ordinary shares, NIS 0.03 par value (the “Ordinary Shares”); and

4.2.	3,000,000 preferred shares, NIS 0.03 par value (the “Preferred Shares”).

5.	Limited Liability

The liability of the shareholders of the Company for the indebtedness of the Company shall be limited to payment of the unpaid amount which they are required to pay the Company for each share held by them.

6.	Alteration of Share Capital

Unless otherwise expressly specified under these Articles, the Company may, from time to time, by a resolution approved at a General Meeting by such majority as is required to amend these Articles (as set forth in Article 26 below), or, if higher, such majority as shall be required to amend the Memorandum (for as long as it is still in force) (collectively, a “Determining Majority”):

6.1.
Increase its share capital in an amount it considers expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences of deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

6.2.	Consolidate all or any of its issued or unissued share capital and divide same;

6.3.
Subdivide all or any of its issued or unissued share capital; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

6.4.	Cancel any shares which, as at the date of the adoption of the resolution, have not been issued or agreed to be issued;

III  SHARES

7.	Rights Attached to Shares

7.1.	The Ordinary Shares shall have equal right for every purpose and will confer upon the holder thereof:

7.1.1.
equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the Company. Each one of the Ordinary Shares will confer upon the holder a single vote at every general meeting of the Company at which he/she participates and votes, by himself/herself, by agent, or by proxy.

7.1.2.
equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation, as such term is defined in Exhibit A) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation, as such term is defined in Exhibit A).

7.1.3.
equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, pari-passu with the Preferred Shares )on an as-converted basis).

7.2.	The Preferred Shares shall have equal rights for every purpose and will confer upon the holder thereon:

7.2.1.
equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation, as such term is defined in Exhibit A) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation, as such term is defined in Exhibit A).

7.2.2.
equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, pari-passu with the Ordinary Shares.

7.2.3.	a right of conversion into Ordinary Shares as provided in Exhibit A.

7.2.4.
equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation (as such term is defined in Exhibit A) on the record date for any such vote). The rights attached to any class may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

8.	Issuance of Shares

Issuance of shares of the Company shall be under the control of the Board, who shall have the authority to issue the Company’s shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may deem fit, or to delegate such authority in accordance with the Law.

9.	Share Certificates

9.1.
Each shareholder shall be entitled, not later than 60 days from the date of issuance or the date of transfer, to receive from the Company one share certificate in respect of all the shares of any class registered in his name on the Register of Shareholders or, if approved by the Company, several share certificates, each for one or more of such shares.

9.2.
Each share certificate issued by the Company shall be numerated, denote the class of the shares represented thereby and the name of the owner, thereof as registered on the Register of Shareholders, and may also specify the amount paid-up thereon.  A share certificate shall be signed on behalf the Company by the person or persons authorized by the Board.

9.3.
A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to any one of the persons named on the Register of Shareholders in respect of such joint ownership.

9.4.
A share certificate defaced or defective, may be replaced upon being delivered to the Company and being canceled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board may deem fit and subject to such conditions as the Company shall stipulate.

A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

10.	Owners of Shares

The Company shall be entitled to treat the person registered in the Register of Shareholders as the holder of any share, as the absolute owner thereof (a “Registered Holder”) and shall not, except as ordered by a court of competent jurisdiction, or as required by the Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Calls on Shares

11.1.
The Board may, from time to time, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares in respect of which such call was made.

11.2.	A call may contain a demand for payment in installments.

11.3.
A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Board may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

11.4.
If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of the same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

11.5.
The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

11.6.
Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Hapoalim Ltd, unless otherwise prescribed by the Board.

The provisions of this Article 11.6 shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to the Articles or any pertinent law.

11.7.
The Board may agree to accept prepayment by any shareholder of any amount due with respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

11.8.	Upon the issuance of shares of the Company, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

12.	Forfeiture and Surrender

12.1.
If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount of interest, including, inter-alia, attorney’s fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

12.2.
Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than thirty (30) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

12.3.	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

12.4.	The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

12.5.
Any share forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be resold. Such shares that have not yet been resold shall be considered dormant shares.

12.6.
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obligated to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Board, in its discretion, may enforce payment of such amounts or any part thereof, unless such shares have been resold in which event the provisions of the Law shall apply. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, however, arising whereupon all of such amounts shall forthwith become due and payable.

The Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it deems fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 12.

13.	Lien

13.1.
The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for his obligations. For the purposes of this Article 13 and of Article 14, the term “Obligation” shall mean any and all present and future indebtedness owed to the Company by a shareholder with respect to his shares, however arising, whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, liquidated or non-liquidated.

13.2.
Shall a shareholder fail to fulfill any or all of his Obligations, the Company may enforce the lien, after same shareholder was provided with a period of fourteen (14) days to fulfill the Obligations so breached.

13.3.
A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder’s shares, and such obligation shall be secured by the shares which are subject to same lien.

14.	Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien

14.1.
Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made consideration thereby paid with respect to the shares.

As of the entry of the purchaser’s name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebutted, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14.2.
The net proceeds of any such sale, after payment of the selling expenses, shall serve for repayment of the Obligations of the respective shareholder, and the balance if any shall be paid to the shareholder, his inheritors, the executors of his will, the administrators of his estate, and to persons on his behalf.

15.	Redeemable Securities

Subject to the Law, the Company may issue redeemable securities and redeem the same.

16.	Effectiveness of Transfer of Shares

A transfer of title to shares of the Company, whether voluntarily or by operation of law, shall not confer upon the transferee any rights towards the Company as a Registered Holder unless and until such time as the transfer has been registered in the Register of Shareholders.

17.	Procedure on Voluntary Transfer of Shares

A person desiring to be registered as a Registered Holder, shall deliver to the Company an instrument of transfer of shares according to which he is the transferee accompanied by a notice to the effect, in a form to be prescribed by the Board, duly executed by such person and the transferor, and subject to the prior fulfillment of the provisions of Article 18 below, the Board shall instruct the registration of same in the Register of Shareholders.

18.	Transfer of Shares

18.1.
The transfer of shares of the Company and any other securities issued by the Company and owned by a Registered Holder (in this Article 18, hereinafter, “Securities”) shall be made in writing in a conventional manner or as established by the Board; it may be effected by the signature of the transferor only, on the condition that an appropriate share transfer deed shall be submitted to the Company.

18.2.
Securities that are not paid up in full or are subject to any lien or pledge may not be transferred unless the transfer is approved by the Board, which may at its sole discretion withhold its approval without having to show grounds.

18.3.
Any transfer of Securities that are not paid up in full shall be subject to the signature of the transferee and the signature of a witness in verification of the authenticity of the signatures on the share transfer deed.

18.4.	The transferor shall be deemed to be the Registered Holder of the transferred Securities until the name of the transferee is entered in the Register of Shareholders.

18.5.
The share transfer deed shall be submitted to the office for registration together with the certificates to be transferred and such other evidence as the Company may require with regard to the transferor’s title or right to transfer the Securities. The share transfer deed shall remain with the Company after its registration.

18.6.	The Company may demand payment of a transfer registration fee at a rate to be determined by the Board from time to time.

18.7.	The Board may close the Register of Shareholders for a period no longer than 30 days every year.

18.8.
Upon the death of a Registered Holder of Securities of the Company, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased person as the only ones entitled to be registered as the Registered Holders of Securities of the Company, subject to proof of their rights in a manner established by the Board.

18.9.
In the event of the deceased shareholder being a Registered Holder of a Security jointly with other persons, the surviving shareholder shall be considered the sole Registered Holder of said Securities, upon the approval of the Company, without exempting the estate of the deceased joint holder from any of the obligations relating to the jointly held Securities.

18.10.
A person acquiring a right to a Security by virtue of his being a guardian or administrator of the estate or inheritor of the deceased shareholder, or receiver, liquidator or trustee in liquidation proceedings regarding a corporate shareholder, or by any operation of law, may be subject to submission of such proof of entitlement as the Board may establish be entered as the Registered Holder of the respective Security or transfer the Security subject to the provisions of the Articles with regard to such transfer.

18.11.
A person acquiring a Security as a result of a transfer by operation of law shall be entitled to dividends and other rights in respect of the Security and also to receive and certify the receipt of dividends and other sums of money in connection with the said Security; however, such person shall not be entitled to receive notices of the convening of General Meetings of the Company or to participate or vote therein or to exercise any right conferred by the Security with the exception of the aforementioned rights, pending the registration of such person in the Register of Shareholders.

19.	Issuance of Shares

The number of shares, and other securities convertible or exercisable into shares, issued by the Company shall not exceed a maximum amount equal to the registered share capital of the Company; for this purpose, securities convertible or exercisable into shares, shall be considered as having been converted or exercised on the date of issuance.

20.	Price Per Share Protection

For the purposes of this Article 20, any capitalized terms not defined herein shall have the meaning ascribed to them under the Alpha SPA (as defined below).

As to Alpha Capital Anstalt, from the Closing Date (as such term is defined in the Securities Purchase Agreement between the Company and Alpha Capital Anstalt, dated September 6, 2018; hereinafter: the "Alpha SPA") and until 36 months from the Closing Date, if and whenever the Company issues or sells (whether through a Subsequent Financing or otherwise) Ordinary Shares and/or Ordinary Shares Equivalents (including the issuance or sale of Ordinary Shares or Ordinary Shares Equivalents owned or held by or for the account of the Company or any of its subsidiaries) for a consideration per share that is less than the Conversion Price then in effect (such lesser price is referred to herein as the “Discounted Per Ordinary Share Purchase Price”), which is not an Exempted Issuance (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the Conversion Price become lower than the greater of (i) $US 0.10 or (ii) 20% of the closing price on the Trading Day immediately prior to the date of the Alpha SPA (each as adjusted for any subsequent stock splits, reverse splits and similar capital adjustments).

Any amendment of this Article 20 shall require the affirmative consent of Alpha Capital Anstalt, and if applicable for such purpose, Alpha Capital Anstalt shall be deemed as a third party beneficiary.

IV  GENERAL MEETINGS

21.	Annual Meeting

21.1.
An Annual Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual Meeting) and at such place as may be determined by the Board.

21.2.	The Annual Meeting shall:

21.2.1.	Discuss the audited financial statements of the Company for the last fiscal year;

21.2.2.	Appoint auditors and establish their remuneration, or empower the Board to establish their remuneration;

21.2.3.	Appoint the directors as stipulated in Article 34 below (and subject to its terms), and establish their remuneration;

21.2.4.	Discuss any other business to be transacted at a General Meeting according to the Articles or by operation of law.

22.	Extraordinary Meeting

22.1.	All General Meetings other than Annual Meetings shall be called “Extraordinary Meetings”.

22.2.	The Board may, whenever it deems fit, convene an Extraordinary Meeting, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Section 63 of the Law.

22.3.	Shareholders of the Company shall not be authorized to convene an Extraordinary Meeting except as provided in Section 64 of the Law.

23.	Notice of General Meetings

23.1.
Prior to any General Meeting, a written notice thereof shall be made public as required by Law. Such notice shall specify the place, the day and the hour of the General Meeting, the agenda of the meeting and such other information required under law. The notice will be published not less than fourteen (14) days prior to any General Meeting.  The Company shall not be required to deliver notice to each shareholder, except as may be specifically required by Law.

22.2.
Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

22.3.
Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one international wire service shall be deemed to have been duly given on the date of such publication.

24.	Quorum

24.1.
Two or more shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than twenty-five percent (25%) of the total voting power attached to the Ordinary Shares of the Company (on an as-converted basis, subject further to the provisions of Article 7.2.4), shall constitute a quorum at General Meetings. No business shall be considered or determined at a General Meeting, unless the requisite quorum is present when the General Meeting proceeds to consider and/or determine same business.

24.2.
If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall, if convened upon requisition under Section 64 of the Law, be dissolved, but in any other case it shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned General Meeting shall be any two or more holders of Ordinary Shares (on an as-converted basis, subject further to the provisions of Article 7.2.4), present in person or by proxy. At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

25.	Chairman

The Chairman, of the Board, or if there is no such chairman, or if he is not present, any other person appointed by the holders of Ordinary Shares (on an as-converted basis, subject further to the provisions of Article 7.2.4) present, shall preside as Chairman at a General Meeting of the Company. The Chairman of any General Meeting shall have no additional or casting vote.

26.	Adoption of Resolution at General Meetings

26.1.
A resolution, including, but not limited to, a resolution to amend these Articles and to approve a merger of the Company, shall be deemed adopted at a General Meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the Ordinary Shares (on an as-converted basis, subject further to the provisions of Article 7.2.4) whose holders were present, in person or by proxy, at such General Meeting and voted thereon, or such other percentage as is required by these Articles or by the Law.

26.2.	Any proposed resolution put to vote at a General Meeting shall be decided by a poll.

26.3.
Subject to approval by a General Meeting at which the requisite quorum is present, the chairman is obligated at the request of the General Meeting, to adjourn the General Meeting, and the adjourned meeting shall convene at such date and place as is decided by the General Meeting. If the General Meeting is adjourned by more than twenty-one (21) days, a notice of the adjourned meeting shall be given in the manner set forth in Sections 67 through 69 of the Law. An adjourned meeting may only transact such business as left unfinished at the original meeting.

26.4.
A declaration by the Chairman of the General Meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

27.	Voting Power

27.1.
Subject to the provisions of Article 28.1 below and subject to any other provision hereof pertaining to voting rights attached or not-attached to shares of the Company (including without limitations, the provisions of Article 7.2.4), whether in general or in respect of a specific matter or matters, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

27.2.	In case of equality of votes, the resolution shall be deemed to have been rejected.

28.	Attendance and Voting Rights at General Meeting

28.1.
Unless provided otherwise by the terms of issue of the shares, no shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

28.2.
A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a writing evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

28.3.	A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether is general or for a specific General Meeting, to exercise such rights, in a form approved by the Board.

28.4.
The instrument appointing a proxy shall be delivered to the Company not later than forty-eight (48) hours before the time designated for the General Meeting at which the person named in the instrument proposes to vote and/or attend.

28.5.	A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

28.6.
If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names appear on the Register of Shareholders.

28.7.
The voting on the terms of the instrument of proxy shall be legal even in case of prior death or incapacity or bankruptcy of the principal, and in respect of a corporate principal, in case of its winding up or revocation of the instrument of proxy or transfer of the respective share, unless a notice in writing of such death or incapacity or bankruptcy or winding up or revocation of share transfer shall have been received by the Register of Shareholders.

The written notice of revocation of the proxy shall be valid if signed by the principal and received by the Register of Shareholders not later than one hour before the start of voting.

28.8.	No proxy shall be valid after the expiry of 12 months from the date of its issue.

29.	Proceedings and Resolutions Adopted at General Meetings of Holders of Preferred Shares

29.1.
The Preferred Shares shall not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings, except as expressly set forth in this Article 29 or as otherwise specifically provided by the Law.

29.2.
So long as any Preferred Shares are held by Alpha Capital, the Company shall not take any actions and/or adopt any resolutions in connection with the following matters, without the affirmative consent of Alpha Capital, and if applicable for such purpose, Alpha Capital Anstalt shall be deemed as a third party beneficiary:

29.2.1.
Any amendment, alteration or repeal of any provision of the Articles so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares, including without limitation, the majority and quorum requirements set forth in this Article 29.

29.2.2.	Any increase to the number of members comprising the Board, as stipulated under Article 33 (or otherwise), during the Alpha Directors Service Term (as defined below).

29.2.3.
Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the Company with or into another entity, unless in each case the Preferred Shares remain outstanding or equivalent shares are issued to the holders of the Preferred Shares, in each case with rights attached which are no less benefitting than such rights attached to the Preferred Shares immediately prior to the consummation of such transaction;

29.3.
provided, however, that (A) for all purposes of this Article 29, (1) any increase in the amount of the authorized Ordinary Shares or Preferred Shares or the issuance of any additional Ordinary Shares or Preferred Shares or (2) the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of the Company (collectively, “Junior Shares”); or the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares the terms of which expressly provide that such class or series will rank on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of the Company (collectively, “Parity Shares”); and, any increase in the amount of authorized but unissued shares of such class or series of Parity Shares or Junior Shares or the issuance of additional shares of such class or series of Parity Shares or Junior Shares, will be deemed not to adversely affect (or to otherwise cause to be materially less favorable) the rights, preferences, privileges or voting powers of the previously issued and outstanding Preferred Shares and shall not require the consent or the adoption of a resolution by the holders of the previously issued and outstanding Preferred Shares.

Any amendment of Article 29.2 shall require the affirmative consent of Alpha Capital Anstalt, and if applicable for such purpose, Alpha Capital Anstalt shall be deemed as a third party beneficiary.

V  BOARD OF DIRECTORS

30.	Powers of the Board

30.1.
The Board shall be vested with the exclusive authority to exercise all of the Company’s powers which are not, by Law, the Memorandum (for as long as it is in effect), the Articles or any applicable law, required to be exercised by the General Meeting, the General Manager, or any other organ of the Company as such term is defined in the Law.

30.2.	The Board shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager.

31.	Exercise of Powers of the Board

31.1.
The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of the Articles.

31.2.
Except as otherwise required by these Articles, a resolution shall be deemed adopted at a meeting of the Board if supported by a majority of the directors attending such meeting and entitled to vote thereon.

31.3.	The Board may hold meetings using any means of communication, provided that all of the directors participating can simultaneously hear one another.

31.4.	The Board may adopt resolutions without convening a meeting, as provided in the Law.

32.	Committees of Directors

32.1.
The Board may, subject to Section 112 of the Law, delegate any or all of its powers to committees, each consisting of two or more directors, one of which shall be an External Director, and it may, from time to time, revoke or alter the powers so delegated. Without derogating from the generality of the foregoing, subject to the Law, the Board may delegate to a committee its power to approve the terms of compensation of Office Holders. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time. Each resolution adopted by a committee within the powers delegated to it by the Board shall be deemed to have been held by the Board.

32.2.	The Board will appoint from among its members an audit committee. All External Directors shall be members of the audit committee.

32.3.
The provision of the Articles with respect to the meetings of the Board, their convening and adoption of resolutions thereat shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

33.	Number of Directors

Unless otherwise prescribed by a resolution adopted at a General Meeting, the Board shall consist of not less than four (4) nor more than twelve (12) directors (including the External Directors appointed as required under the Law); provided however, that during the Alpha Directors Service Term (as defined below), the aggregate number of directors in office, including the Alpha Capital Directors and any External Directors (if applicable) shall not exceed five (5) directors, without Alpha Capital Anstalt’s prior written consent.

34.	Appointment and Removal of Directors

34.1.
The directors shall be elected annually at a General Meeting as aforesaid and shall remain in office until the next Annual Meeting at which time they shall retire, unless their office is vacated previously as stipulated in the Articles, provided however that the External Directors shall be appointed, and shall remain in office, as prescribed in the Law.

34.2.	The elected directors shall assume office on the day of their election.

34.3.
A retiring director may be reelected. Pending the convening of an Annual Meeting at which the directors are to retire from office, all directors shall remain in office until the convening of the Annual Meeting of the Company except in case of prior vacation of a director’s office according to the Articles.

34.4.	If no directors are elected at the Annual Meeting, all the retiring directors shall remain in office pending their replacement by a General Meeting of the Company.

34.5.
Except with regard to a director whose tenure of office expires upon the convening of a General Meeting or a person recommended by the Board to serve as director, no motions for appointment of a candidate as a director shall be made unless a notice in writing signed by a shareholder of the Company (other than the candidate himself) who is entitled to participate in and vote at the meeting, stating the intent of the said shareholder to propose a candidate for election to the office of director, together with a document in writing by the candidate expressing his consent to be so elected, shall have been received at the office of the Company within a period of not less than forty-eight (48) hours and not more than forty-two (42) days before the appointed date of the General Meeting.

34.6.
The General Meeting may, by way of a resolution, remove a director from office before the expiry of his tenure, and appoint another person to serve as director of the Company in his place, and also appoint a number of directors in the event of the number of directors having decreased below the minimum established by the General Meeting.

34.7.	The provisions of this Article 34 shall not apply to External Directors, whose appointment and removal shall be pursuant to the relevant provisions of the Law.

34.8.
Notwithstanding anything to the contrary herein, the two directors nominated by Alpha Capital Anstalt and appointed by the Company’s shareholders at the annual general meeting of the Company’s shareholders held in connection with the adoption of these Articles, or any replacement directors nominated based on the terms of this Article 34.8 (the “Alpha Capital Directors”), shall continue to serve as directors until the end of the first general meeting to take place following the lapse of two years from the Closing Date of the SPA (the “Alpha Directors Service Term”). Should any of the Alpha Capital Directors vacate his or her office during the Alpha Directors Service Term, then the Alpha Capital Director remaining in office shall be entitled to nominate a replacement for the Alpha Director which office was vacated, and if no such nomination was made, then Alpha Capital Anstalt shall be entitled to appoint his or her replacement.

35.	Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

The provisions of this Article 35 shall not apply to External Directors, whose qualifications are as set forth in the relevant provisions of the Law.

36.	Vacation of Director’s Office

The office of a director shall be vacated:

36.1.	Upon his death;

36.2.	On the date at which he is declared a bankrupt;

36.3.	On the date he is declared legally incapacitated;

36.4.	On the date stipulated therefor in the resolution of his election or the notice of his appointment, as the case may be;

36.5.	On the date stipulated therefor in the resolution or notice of his removal or on the date of the delivery of such notice to the Company, whichever is later;

36.6.	On the date stipulated therefor in a written notice of resignation thereby delivered to the Company or upon its delivery to the Company, whichever is later.

36.7.	If he is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a director, as set forth in the Law.

36.8.	If a court of competent jurisdiction decides to terminate his office, in accordance with the provisions of the Law, in a decision or judgment for which no stay of enforcement is granted.

37.	Remuneration of Directors

The directors shall be entitled to remuneration by the Company for their services as directors. The remuneration may be established as a global sum or as a fee for participation in meetings. In addition to such remuneration, every director shall be entitled to a refund of reasonable expenses for travel, per diem money, and other expenses related to the discharge of his duties as a director.

The provisions of this Article 37 shall not apply to External Directors, whose remuneration shall be in accordance with the relevant provisions of the Law.

38.	Conflict of Interests

The approval of any transaction that involves a conflict of interest with an Office Holder shall be approved in accordance with the Law and these Articles.

39.	Alternate Director

39.1.
Subject to the approval of the Board, a director may, by delivering a written notice to the Company, appoint an alternate for himself (hereinafter referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written note delivered to the Company.

39.2.
Any notice delivered to the Company pursuant to Article 39.1 shall become effective on the date specified therefor therein or upon delivery thereof to the Company or upon approval of the Board, whichever is later.

39.3.
An Alternate Director shall be vested with all rights and shall bear all obligations of the director who appointed him, provided, however, that he shall not be entitled to appoint an alternate for himself (unless the instrument appointed him expressly provides otherwise), and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director who appointed him is present.

39.4.	The following may not be appointed nor serve as an Alternate Director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another Alternate Director.

39.5.
The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 36, and such office shall further be ipso facto vacated if the director who appointed such Alternate Director ceases to be a director.

40.	Meeting of the Board

40.1.	Subject to Articles 41 and 42 below, the Board may meet, adjourn its meeting and otherwise determine and regulate such meetings and their proceedings as it deems fit.

40.2.
In the event of a vacancy in the number of directors, the remaining directors may continue to discharge their functions until the number of remaining directors decreases below the minimum established in the Articles. In the latter case the remaining directors may only act to convene a General Meeting of the Company.

40.3.
Subject to the provisions of Article 34.8, the Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in these Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

41.	Convening Meetings of the Board

41.1.
The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or (iii) in accordance with Section 122(4) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board.

Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting. In urgent situations, a meeting of the Board can be convened without any prior notice with the consent of a majority of the directors.

41.2.
A resolution adopted at a meeting of the Board, which had not convened in accordance with the necessary requirements set forth in the Law or these Articles may be invalidated in accordance with the applicable provisions of the Law.

41.3.
A director may waive his right to receive prior notice of any meeting, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

42.	Quorum

A majority of the number of directors then in office and entitled to participate in the discussion shall constitute a quorum at meetings of the Board, except if and as otherwise required in accordance with the Law. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to consider or determine same business.

43.	Chairman of the Board

41.1.
The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. However, the General Manager shall not serve as the Chairman of the Board, nor shall the Chairman of the Board be vested with the powers designated to the General Manager, except in accordance with Section 121(3) of the Law. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their members to be chairman of such meeting.

41.2.	The Chairman of the Board shall have no casting vote.

VI  GENERAL MANAGER

44.	General Manager

44.1.
The Board shall appoint one or more persons, whether or not directors, as General Manager(s) of the Company, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit and subject to the provisions of the Law.  Subject to the Law, the Board may delegate to the General Manager its power to approve the terms of compensation of other Office Holders (subject to the Law and/or any other applicable law).

VII  MINUTES OF THE BOARD

45.	Minutes

45.1.
The proceedings of each meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of the meeting.

45.2.	All minutes approved and signed by the chairman of the meeting or the Chairman of the Board, shall constitute prima facie evidence of its contents.

VIII  INTERNAL AUDITOR

46.	Internal Auditor

46.1.	The Board shall appoint an internal auditor in accordance with the provisions of the Law.

46.2.
The internal auditor shall submit to the audit committee a proposal for an annual or periodic work program for its approval. The audit committee shall approve such proposal subject to the modifications which it considers necessary.

46.3.	The General Manager shall be in charge of and supervise the internal auditor’s performance of its obligations.

IX  DIVIDENDS AND PROFITS

47.	Declaration of Dividends

47.1.	A resolution of the Company regarding the distribution of a dividend and/or the distribution of share dividends will be adopted by the Board.

47.2.
The shareholders entitled to a dividend are the shareholders on the date of the resolution regarding the dividend or on a later date if another date is determined in the resolution regarding the distribution of the dividend.

47.3.
For the purpose of performance of any resolution according to the provisions of this section, the Company’s board of directors may resolve, as it deems fit, any difficulty that arises with respect to the distribution of the dividend and/or the stock dividends, and in this context determine the value, for the purpose of the said distribution, of certain assets and decide that payments in cash shall be made to members based on the value so determined, determine provisions in respect of share fractions or in respect of non-payment of amounts smaller than NIS 200. Notice of the declaration of dividends shall be published as required by applicable law.

48.	Rights to Participate in the Distribution of Dividends

48.1.
Subject to special rights with respect to the Company’s profits to be conferred upon any person pursuant to these Articles and the Law, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

48.2.
Notwithstanding for foregoing, a holder of shares shall not be attributed with the right to participate in the distribution of dividends the record date for which preceded the date of issuance of such shares.

49.	Interest on Dividends

The Company shall not be obligated to pay, and shall not pay interest on declared dividends.

50.	Payment of Dividends

Subject to Article 51, a declared dividend may be paid by wire transfer or a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share - to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

51.	Payment in Specie

Upon the recommendation of the Board, dividends may be paid, wholly or partly, by the distribution of specific assets of the Company and/or by the distribution of shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

52.	Setting-Off Dividends

The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend.

The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

53.	Unclaimed Dividends

53.1.
Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the company, as it deems fit, until claimed; but the Company shall not be deemed a trustee in respect thereof.

53.2.	Dividends unclaimed within the period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

54.	Reserves and Funds

54.1.
The Board may, before recommending the distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

54.2.	The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

55.	Capitalization of Profits

55.1.
The Board may capitalize all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid up.

55.2.
In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the money or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

X   ACCOUNTING BOOKS

56.	Accounting Books

56.1.
The Board shall cause the Company to hold proper accounting books and to prepare an annual balance sheet, a statement of Profit and Loss, and such other financial statements as the Company may be required to prepare under law.

The accounting books of the Company shall be held at the office or at a place deemed fit by the Board, and they shall be open to inspection by the directors.

56.2.
The Board may determine at its sole discretion the terms on which any of the accounts and books of the Company shall be open to inspection by shareholders, and no shareholder (other than a director) shall be entitled to inspect any account or ledger or document of the Company unless such right is granted by law or by the Board.

56.3.
At least once a year, the Board shall submit to the Annual Meeting financial statements for the period from the previous statement as required by Law. The balance sheet shall be accompanied by an auditors’ report, if available.

56.4.	The Company shall not be required to send copies of its financial statements to shareholders.

XI  BRANCH REGISTERS

57.	Authority to keep Branch Registers

The Company may keep branch registers in any reciprocal state.

58.	Provisions in respect of keeping Branch Registers

Subject to the provisions contained in the Law, the Board shall be authorized to make such rules and procedures in connection with the keeping of branch registers as it may, from time to time, deem fit.

XII  SIGNATURES

59.	The Company’s Signature

59.1.	A document shall be deemed signed by the Company upon the fulfillment of the following:

59.1.1.	It bears the name of the Company in print;

59.1.2.	It bears the signature of one or more persons authorized therefor by the Board; and

59.1.3.	The act of the person authorized by the Board as aforesaid was within its authority and without deviation therefrom.

59.2.	The signatory rights on behalf of the Company shall be determined by the Board.

59.3.
An authorization by the Board as provided in Article 59.2 may be for a specific matter, for a specific document or for a certain sort of document or for all the Company’s documents or for a definite period of time or for an unlimited period of time, provided that any such authority may be terminated by Board, at will.

59.4.	The provisions of this Article shall apply both to the Company’s documents executed in Israel and the Company’s documents executed abroad.

XIII   NOTICES

60.	Notices in Writing

60.1.	Notices pursuant to the Law, the Memorandum and the Articles shall be made in the manner prescribed by the Board from time to time.

60.2.	Unless otherwise prescribed by the Board, all notices shall be made in writing and shall be sent by mail.

61.	Delivery of Notices

61.1.
Unless otherwise prescribed under Exhibit A with respect to its provisions thereto and without derogating from the terms of Article 23, a notice or any other document shall be served by the Company to any shareholder or director in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to such recipient's address as provided to the Company by such recipient, on the next Business Day after delivery; (ii) in the case of delivery by an internationally recognized overnight courier to such recipient's as provided to the Company by such recipient, on the next Business Day after delivery; (iii) in the case of a notice sent by facsimile transmission made in accordance with the contact details provided by such recipient, on the next Business Day after delivery, if facsimile transmission is electronically confirmed; (iv) in the case of a notice sent by email to the email address of such recipient, as provided by such recipient to the Company, on the next Business Day after the earlier of (1) the date of written acknowledgment of receipt of such e-mail by the recipient or (2) the date of written acknowledgment of delivery of such e-mail by automatic means of the sender; and (v) in the case of delivery by prepaid registered mail (airmail if posted outside of Israel) to such recipient's address as provided to the Company by such recipient, seven (7) Business Days after the day on which such mail was sent at the post office.

XIV  INDEMNITY AND INSURANCE

62.	Indemnity of Office Holders

62.1.
The Company may indemnify an Office Holder to the fullest extent permitted by law. Without derogating from the aforesaid, the Company may, from time to time and subject to any provision of law, indemnify an Office Holder in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Office Holder of the Company:

62.1.1.	monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

62.1.2.
reasonable litigation expenses, including legal fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against such Office Holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

62.1.3.
reasonable litigation expenses, including legal fees, which the Office Holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent; and

62.1.4.
Expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988 (as amended, the “Restrictive Trade Practices Law”).

62.2.	The Company may, from time to time and subject to any provision of the law:

62.2.1.	Undertake in advance to indemnify an Office Holder of the Company for any of the following:

(i)
any liability as set out in Article 62.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking;

(ii)	any liability stated in Article 62.1.2 through 62.1.4 (inclusive) above;

(iii)	any matter permitted by applicable law.

62.2.2.	indemnify an Office Holder after the occurrence of the event which is the subject of the indemnity.

63.	Insurance of Office Holders

The Company may enter into an agreement for the insurance of the liability of an Office Holder, in whole or in part, with respect to any liability which may imposed upon such Office Holder as a result of an act performed by same Office Holder in his capacity as an Office Holder of the Company, for any of the following:

63.1.	A breach of a cautionary duty toward the Company or toward another person;

63.2.	A breach of a fiduciary duty toward the Company, provided the Office Holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

63.3.	A monetary liability imposed upon an Office Holder toward another;

63.4.
Reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

63.5.	Expenses, including reasonable litigation expenses, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law;

63.6.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

64.	Exemption

Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an Office Holder from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company.

XV  WINDING UP

65.	Distribution of Assets

If the Company be wound up, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, the assets of the Company in excess of its liabilities shall be distributed among the shareholders.

Exhibit A
To the Amended and Restated Articles of Mer Telemanagement Solutions Ltd.

Designations of the Terms of the Preferred Shares

1.	General

The purpose of this Exhibit A is to supplement the Company’s Articles in defining the rights attached to the Preferred Shares. This Exhibit A forms an integral part of the Articles.

References to “Articles” or Article numbers herein shall be deemed as references to articles of the Articles and references to “Sections” or Section numbers shall be deemed as references to sections of this Exhibit A, unless otherwise indicated.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in other provisions of the Articles, including Article 1.

The rights set forth in this Exhibit A are in addition to any rights attached to the Preferred Shares specifically set forth in the Articles.

Any amendment of this Exhibit A shall require the affirmative consent of Alpha Capital Anstalt, and if applicable for such purpose, Alpha Capital Anstalt shall be deemed as a third party beneficiary.

2.	Definitions.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Attribution Parties” shall have the meaning ascribed to such term in Section 3.3.

“Beneficial Ownership Limitation” shall have the meaning ascribed to such term in Section 3.3.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Conversion Date” shall have the meaning ascribed to such term in Section 3.1.

“Conversion Rate” shall have the meaning ascribed to such term in Section 3.1.

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of the Preferred Shares in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” any Person holding Preferred Shares.

“Notice of Conversion” shall have the meaning ascribed to such term in Section 3.1.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning ascribed to such term in Section 3.2.1.

“Transfer Agent” means American Stock Transfer and Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

3.	Conversion.

3.1.
Conversions at Option of Holder. Each Preferred Share shall be convertible, at any time and from time to time at the option of the Holder thereof, into such amount of Ordinary Shares (subject to the limitations set forth in Section 3.3) determined by dividing the Per Preferred Share Purchase Price by the Conversion Price (as hereinafter defined) then in effect (the “Conversion Rate”). Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Preferred Shares to be converted, the number of Preferred Shares and Ordinary Shares owned prior to the conversion at issue, and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder.

The initial Conversion Price shall be equal to the Per Preferred Share Purchase Price and shall be subject to the adjustments set forth in Article 20 of the Amended and Restated Articles of Association and Section 3.4 below, therefore, the initial Conversion Rate shall be 1:1.

3.2.	Mechanics of Conversion.

3.2.1.
Delivery of Conversion Shares Upon Conversion. Not later than two (2) Trading Days after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Preferred Shares which, to the extent possible, will be delivered electronically through the Depository Trust Company or another established clearing Company performing similar functions.

3.2.2.
Reservation of Shares Issuable Upon Conversion.  The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of the Preferred Shares, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of Ordinary Shares as shall be issuable (taking into account the adjustments set forth in Section 3.4) upon the conversion of the then outstanding Preferred Shares.  The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and nonassessable.

3.2.3.
Fractional Shares. No fractional shares shall be issued upon the conversion of the Preferred Shares. The Company shall round any fractional Ordinary Share that results from the conversion of Preferred Shares either up or down, to the nearest whole Ordinary Share, as applicable (i.e., fractions of up to 0.5 shall be rounded down and fractions equal to or higher than 0.5 shall be rounded up).

3.2.4.
Transfer Taxes and Expenses.  The issuance of Conversion Shares on conversion of this Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such Preferred Shares and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.  The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing Company performing similar functions) required for same-day electronic delivery of the Conversion Shares.

3.3.
Beneficial Ownership Limitation. The Company shall not effect any conversion of the Preferred Shares, and a Holder shall not have the right to convert any portion of the Preferred Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which such determination is being made, but shall exclude (i) conversion of the remaining, unconverted Preferred Shares beneficially owned by such Holder or any of its Affiliates or Attribution Parties (ii) the number of Ordinary Shares which are issuable upon exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Section 3.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 3.3 applies, the determination of whether a Preferred Share is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many Preferred Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Preferred Shares may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be made by the Holder and shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 3.3, in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding.  The “Beneficial Ownership Limitation” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable Holder.  A Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 3.3 applicable to its Preferred Shares.  Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder.

3.4.
Adjustments Upon Share Dividends and Share Splits. If the Company, at any time while any Preferred Shares are outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on its Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of the Preferred Shares), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 3.4 shall become effective immediately after the record date for the determination of shareholders entitled to receive such share dividend or distribution or after the effective date in the case of a subdivision, combination or re-classification, as the case may be.

4.	Miscellaneous.

4.1.
Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by an internationally recognized overnight courier service, addressed to the Company, at the Company’s registered address, Attention: Chief Financial Officer, facsimile number +972-9- 7777-566, or such other facsimile number as the Company may specify in its filings made to the SEC.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (Israel time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (Israel time) on any Business Day, (iii) the third Business Day following the date of mailing, if sent by an internationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

4.2.
Lost or Mutilated Preferred Share Certificate.  If a Holder received from the Company certificates evidencing such Holder’s Preferred Share, and such certificate shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Preferred Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Company.

4.3.
Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Israel, without regard to the principles of conflict of laws thereof.

4.4.
Waiver.  Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion.  Any waiver by the Company or a Holder must be in writing.

4.5.
Severability.  If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

4.6.	Next Business Day. Whenever any obligation hereunder shall be due on a day other than a Business Day, such obligations shall be fulfilled on the next succeeding Business Day.

4.7.	Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT PREFERRED SHARES)

The undersigned hereby elects to convert the number of Preferred Shares indicated below into ordinary shares, no par value (the “Ordinary Shares”), of Mer Telemanagement Solutions Ltd., a company incorporated under the laws of the State of Israel (the “Company”), according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes and expenses payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company or under applicable law.

Conversion calculations:

Date to Effect Conversion: ____________________________________________

Number of Preferred Shares owned prior to Conversion: _______________

Number of Preferred Shares to be Converted: _______________________

Applicable Conversion Rate:__________________________________________

Number of Ordinary Shares to be Issued: __________________________

Number of Preferred Shares subsequent to Conversion: _______________

Address for Delivery: _____________________

or

DWAC Instructions:
Broker no: _________
Account no: ___________

[HOLDER]

By:___________________________________
     Name:
     Title: